UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

 This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom at a glance.

(a) For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 47 et seq.

Excellence.

Following the successful completion of our debt reduction and restructuring efforts, which lasted from 2002 through 2005, Deutsche Telekom entered a new stage of its development in 2006, focusing on growth and value enhancement. The Company is systematically pursuing its strategic goal, which reads: “We aim to shape the information and telecommunications sector as Europe’s largest integrated telecommunications company and the leading service provider in the industry.” With the Excellence Program launched in 2005 the Company began a transformation program for the implementation of the Group’s organic strategy. The program consists of three core elements that play a critical role in the achievement of the Company’s goals:

•                  Growth programs for the three strategic business areas Mobile Communications, Broadband/Fixed Network, and Business Customers;

•                  Group-wide initiatives to tap the potential of intelligent integration; and

•                  Long-term changes in the corporate culture toward an even stronger focus on customers’ needs.

Growth programs.

Mobile Communications focuses on maintaining its level of growth. Simple, attractive calling plans, segment-specific options and services tailored to various customer groups will help here. For example, the T-Mobile@Home option, which was launched in early 2006, enables customers to make mobile calls to German fixed-network lines at low rates within a radius of up to 2 kilometres from a preselected address. More than 500,000 customers chose to take advantage of this option in the first quarter of 2006. The further expansion of mobile data services is also supporting continued growth. In total, T-Mobile has already sold more than 530,000 web’n’walk-compatible devices, proving that the future of mobile Internet lies in fully mobile access. Moreover, the Save for Growth program, which was very successful in 2005, will be continued. The program uses long-term cost savings to create capacity for further investments in growth.

In the Broadband/Fixed Network strategic business area, T-Com has set itself the goal of defending its core business and stabilizing its market share in terms of call minutes. Rate innovations and a highly simplified product range will be significant factors here. In addition, the growth market for broadband lines will be further developed with the help of the “Conquer the home” initiative. Deutsche Telekom is currently building a high-speed network of up to 50 Mbit/s (megabits per second) in 10 major German cities, which will lay the foundation for new combined, particularly high-bandwidth products that bundle voice telephony, broadband Internet access and TV entertainment (triple play). The Company has secured the basis for offering attractive content by acquiring the IP transmission rights to Bundesliga soccer games. In addition, integrated convergence products consisting of fixed-network and mobile elements are also to be offered.

The measures undertaken in the Business Customers segment address both telecommunications and information technology (IT). In the area’s core business, telecommunication services, the goal is to regain market share among large and mid-sized customers. In the European IT market, Deutsche Telekom is generating long-term growth by offering standardized IT services and solutions for small and medium-sized companies and by expanding its IT outsourcing business among new and existing key accounts. To further develop its portfolio, T-Systems acquired the IT services provider gedas from Volkswagen AG, which will give it a significantly stronger presence in the global automotive market.

Group-wide initiatives.

As an integrated telecommunications provider, the Deutsche Telekom Group is well positioned to develop convergent solutions that meet customers’ needs for simplicity and service. T-One – an integrated terminal device that enables both fixed-network and mobile telephony and was unveiled at CeBIT in March 2006 – fulfills these requirements and has met with considerable public interest.

Following the merger with T-Online a Group-wide customer relationship management (CRM) system is to be implemented with the aim of increasing customer satisfaction and better utilizing the potential of cross-selling. The Group is also working to continue the highly successful customer promises initiated in 2005. Additional promises that underscore Deutsche Telekom’s performance are in the works and will be implemented soon.

Further increasing efficiency is another goal that the entire Group is steadfastly pursuing. Efforts include measures undertaken in the areas of IT network infrastructure and real estate-related costs, as well as steps to improve the personnel cost ratio. Implementation of the announced staff restructuring began on schedule. As part of the improvement of central functions, it was decided that the number of staff working at Group Headquarters be reduced to 850.

Performance and service culture.

Improved customer orientation is the focus of the lasting cultural changes taking place within the Company. The “Five days with the customer” program, which was launched in 2005 and under which all of the Group’s top managers must spend at least 5 days in direct contact with customers, will continue in 2006. The STEP up! program, an executive development program that defines and realizes uniform competency profiles and performance management processes across the Group, was developed in recognition of the distinctive function of executives as role models. In addition, all newly hired employees complete an introductory program that will also bring them into direct contact with customers.

Contents.

• Developments in the Group
• Highlights
• Business developments
• Overall economic situation / industry situation
• Group
• Strategic business areas
• Mobile Communications
• Broadband/Fixed Network
• Business Customers
• Group Headquarters & Shared Services
• Outlook
• Highlights after the balance sheet date (March 31, 2006)
• Development of revenue and profit
• Risk situation
• Reconciliation of pro forma figures
• EBITDA and EBITDA adjusted for special factors
• Special factors
• Free cash flow
• Gross and net debt
• T-Share price performance
• Corporate governance
• Consolidated financial statements
• Accounting in accordance with IFRS
• Changes in the composition of the Group
• Selected notes to the consolidated income statement
• Other disclosures
• Selected notes to the consolidated balance sheet
• Selected notes to the consolidated cash flow statement
• Segment reporting
• Investor Relations calendar

Developments in the Group.

•                  Net revenue increased by 3.9 percent from EUR 14.3 billion in the first quarter of 2005 to EUR 14.8 billion.

•                  Group EBITDA(1) adjusted for special factors increased by 2.7 percent year-on-year, from EUR 4.8 billion to EUR 5.0 billion; Group EBITDA increased by 1.4 percent from EUR 4.8 billion to EUR 4.9 billion.

•                  Profit before income taxes up 11.3 percent year-on-year from EUR 1.6 billion to EUR 1.8 billion.

•                  Net profit increased by 9.7 percent from EUR 1.0 billion to EUR 1.1 billion; adjusted for special factors, net profit remained at the prior-year level of EUR 1.0 billion.

•                  Free cash flow(2) before dividend payments increased by EUR 1.7 billion to EUR 0.8 billion

•                  Net debt(3) decreased from EUR 43.0 billion to EUR 37.8 billion compared with the first quarter of 2005. This represents a decrease of EUR 0.9 billion as against December 31, 2005.

Continued strong customer growth in the fixed network and mobile communications in the first quarter of 2006:

•                  The number of mobile customers rose by 1.1 million to a total of 87.7 million.

•                  Strong growth in the number of broadband lines to 9.2 million, mainly as a result of resale marketing. Of the 0.7 million new lines in the first quarter of 2006, 0.6 million were generated in Germany from resale to third parties.

•                  Business Customers recorded new orders totalling EUR 2.9 billion.

(1)          For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin and special factors affecting net profit/loss after income taxes and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 47 et seq.

(2)          Deutsche Telekom defines free cash flow as cash generated from operations less interest paid and cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill). For calculation of free cash flow, please refer to “Reconciliation of pro forma figures,” page 50.

(3)          For detailed information, please refer to “Reconciliation of pro forma figures,” page 51.

At a glance

			Q1 2006	Q1 2005	Change	Change	FY 2005
			millions of €	millions of €	millions of €	%	millions of €

	Net revenue		14,842	14,288	554	3.9	59,604
	Domestic		8,208	8,511	(303)	(3.6)	34,183
	International		6,634	5,777	857	14.8	25,421
	EBIT (profit from operations)		2,318	2,287	31	1.4	7,622
	Special factors affecting EBIT(a)		(92)	(20)	(72)	n.a.	(2,546)
	Adjusted EBIT (profit from operations)(a)		2,410	2,307	103	4.5	10,168
	Adjusted EBIT margin(a) (%)		16.2	16.1			17.1
	Loss from financial activities		(568)	(715)	147	20.6	(1,410)
	Profit before income taxes		1,750	1,572	178	11.3	6,212
	Depreciation, amortization and impairment losses		(2,570)	(2,534)	(36)	(1.4)	(12,497)
	of property, plant and equipment		(1,953)	(1,921)	(32)	(1.7)	(8,070)
	of intangible assets		(617)	(613)	(4)	(0.7)	(4,427)
	EBITDA[b]		4,888	4,821	67	1.4	20,119
	Special factors affecting EBITDA(a),(b)		(82)	(20)	(62)	n.a.	(610)
	Adjusted EBITDA(a),(b)		4,970	4,841	129	2.7	20,729
	Adjusted EBITDA margin(a),(b) (%)		33.5	33.9			34.8
	Net profit		1,079	984	95	9.7	5,584
	Special factors(a)		116	8	108	n.a.	921
	Adjusted net profit(a)		963	976	(13)	(1.3)	4,663

	Earnings per share/ADS(c), basic/diluted	(€)	0.25	0.23	0.02	8.7	1.31

	Cash capex(d)		(2,044)	(3,091)	1,047	33.9	(9,269)
	Net cash from operating activities		2,796	2,176	620	28.5	14,998
	Free cash flow (before dividend payments)(e)		752	(915)	1,667	n.a.	5,729

	Equity ratio(f) (%)		38.5	35.8			36.4
	Net debt(e)		37,789	42,997	(5,208)	(12.1)	38,639

			Mar. 31, 2006	Dec. 31, 2005	Change Mar. 31, 2006/ Dec. 31, 2005	Mar. 31, 2005	Change Mar. 31, 2006/ Mar. 31, 2005
					%		%
Number of	Deutsche Telekom Group		248,982	243,695	2.2	243,784	2.1
employees at	Non-civil servants		204,818	197,741	3.6	197,123	3.9
balance sheet	Civil servants		44,164	45,954	(3.9)	46,661	(5.4)
date
Number of	Telephone lines(g)	(millions)	53.9	54.8	(1.6)	56.6	(4.8)
fixed-network and mobile	Broadband lines (in operation)(g)	(millions)	9.2	8.5	8.2	6.7	37.3
customers	Mobile customers(h)	(millions)	87.7	86.6	1.3	79.0	11.0

(a)          For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin as well as special factors affecting profit or loss and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 47 et seq.

(b)         Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses.

(c)          One ADS (American Depositary Share) corresponds in economic terms to one ordinary share of Deutsche Telekom AG.

(d)         Cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(e)          For detailed information, please refer to “Reconciliation of pro forma figures,” page 50 et seq.

(f)            Based on shareholders’ equity excluding amounts earmarked for dividend payment, which are treated as short-term debt.

(g)         Telephone lines of the Group (including ISDN channels), including for internal use.

(h)         Number of customers of the fully consolidated mobile communications companies of the Mobile Communications strategic business area. For a discussion of 2006 changes made in our mobile customer counting methodologies, please see page 21 et seq.

Highlights.

Events in the first quarter of 2006.

Group

Deutsche Telekom again ranks no. 1 six times in “connect” reader survey.

•                  In the May 2006 issue, the readers of the trade journal “connect” ranked the companies of the Deutsche Telekom Group no. 1 in six out of a total of nine categories. T-Com took first place in the fixed-network telephony and DSL line provider categories for the ninth time. T-Mobile was named mobile communications provider of the year for the seventh year running. The XtraCard also took first place as prepaid card of the year. Moreover, T-Mobile ranked no. 1 in the mobile business service category. T-Online was once again honored as the best Internet service provider.

Lufthansa and Deutsche Telekom agree on future worldwide cooperation.

•                  Deutsche Lufthansa AG and Deutsche Telekom AG have agreed a strategic partnership with the aim of intensifying the use of the products and services of both companies, and of the companies within their groups, to the benefit of their respective customers. The focus of the partnership is on developing attractive offers for business customers of both companies. A major part of the partnership is the marketing cooperation between Miles & More and the companies of the Deutsche Telekom Group. From July 2006, for example, T-Mobile customers will be able to earn bonus miles for their mobile phone calls and receive attractive bonus miles packages when they choose certain calling plan or data options.

Staff restructuring at Deutsche Telekom AG gets underway.

•                  As announced in 2005, Deutsche Telekom AG launched the necessary personnel restructuring program. The heart of the program is the use of tools that avoid compulsory redundancies and are based on the principle of voluntary action by both employees and the employer. To reduce personnel, Deutsche Telekom AG introduced a special redundancy payment program (“Abfindung spezial”) limited to the period from March 1 through August 31, 2006. Under the program, employees whose pay is regulated by a collective agreement and who are aged between 40 and 55 can receive a voluntary redundancy payment of up to EUR 225,000. Another program (“Rente minus 2”) enables employees who have already reached retirement age or will do so within the next two years to leave the Company early and receive voluntary redundancy pay. Both DeTeImmobilien and T-Systems are promoting workforce restructuring throughout the Group in Germany with their own limited-time severance models. To further promote workforce rebalancing within the Group, Deutsche Telekom AG is offering its employees special benefits for switching jobs, such as income protection provisions. The program is set to run until August 31, 2006.

Successful bond issuance in U.S. dollars and euros.

•                  Deutsche Telekom took advantage of the favorable market environment in the first quarter of 2006 to successfully launch a series of bonds with low risk premiums. Its medium-term notes, which totaled EUR 1 billion, and the issue of a three-tranche U.S. dollar bond of USD 2.5 billion met with lively interest from investors both in Europe and the United States.

Celcom pays USD 0.2 billion to Deutsche Telekom.

•                  Following the successful arbitration proceedings brought before the International Court of Arbitration between DeTeAsia Holding GmbH, a wholly owned subsidiary of Deutsche Telekom AG, and Celcom (Malaysia) Bhd., the mobile communications arm of Telekom Malaysia Bhd., Celcom fulfilled its financial obligations in February 2006 and paid Deutsche Telekom USD 0.2 billion, including accrued interest.

Mobile Communications

T-Mobile USA honored once again, this time for excellent network quality.

•                  According to a study carried out by J.D. Power dated March 16, 2006, T-Mobile and Verizon Wireless have the best networks in the United States. Both providers are leaders in three of the six regions. Continuous improvement of the network is in line with T-Mobile’s strategy to become the most highly regarded mobile carrier. In addition to customer service, which has won T-Mobile numerous awards, network quality is a key issue.

T-Mobile brings FIFA World Cup to mobile phones.

•                  T -Mobile is bringing the soccer event of the year directly to mobile phones as a TV program. When the opening game of the FIFA World Cup 2006™ kicks off on June 9, 2006 in Munich, T-Mobile customers will be able to watch the exciting event live via the MobileTV service. Throughout the four weeks of the FIFA World Cup, customers will be able to follow numerous matches live on their mobile phones via a mobile TV channel offered by T-Mobile. To receive the live broadcasts, customers must have UMTS network coverage plus a UMTS-enabled mobile phone that supports this service. The Mobile TV service will use streaming to transmit images and sound.

HSDPA launched.

•                  Since CeBIT 2006, high-speed UMTS (Universal Mobile Telecommunication System) based on HSDPA (High Speed Downlink Packet Access) technology has been speeding up mobile data transmission in large parts of T-Mobile’s UMTS network to 1.8 Mbit/s (megabits per second). At the same time, EDGE (Enhanced Data rates for GSM Evolution) will enable mobile data transfers at up to four times the speed of ISDN throughout Germany’s nationwide GPRS (General Packet Radio Service) network.

T-Mobile@home: Attractively priced calls from home almost at fixed-network rates.

•                  On January 16, 2006, T-Mobile launched yet another attractive offer for mobile voice communications. With
T-Mobile@home, T-Mobile customers in Germany can make mobile calls from either home or their office to fixed-network lines in Germany at low rates. What makes the option so special is that this rate is not limited to the confines of the customer’s home or office but applies within a 2-kilometer radius of the chosen location. Customers also receive a fixed-network number with a local area code for T-Mobile@home. They can be reached at this number within the defined T-Mobile@home area at customary fixed-network rates and conditions.

Broadband/ Fixed Network

Cooperation with Microsoft on development of IPTV.

•                  The Deutsche Telekom Group will in future offer its customers television via VDSL plus supplementary interactive services and comprehensive entertainment services, using Microsoft TV IPTV edition software as a technical platform. The platform facilitates new interactive services like digital personal video recording, in addition to reception of linear TV channels in both standard and HDTV quality. Viewers will also be able to access attractive content packages that include selected feature films, TV series or documentaries from on-demand collections using their remote control. T-Online presented a prototype from its future range of services called T-Home to the public at CeBIT 2006. IPTV is to be launched on the basis of the new VDSL network, which is currently being developed by T-Com to enable bandwidths of up to 50 Mbit/s.

DSL Net Rental-Proceedings initiated by Federal Network Agency and Federal Cartel Office.

•                  The DSL Net Rental product is the subject of two separate proceedings. The Federal Network Agency opened proceedings for ex post price controls on March 22, 2006. The Federal Cartel Office submitted a formal request for information to Deutsche Telekom on March 20, 2006. Both these investigations are concerned with the allegation of predatory competition at the expense of smaller Internet service providers and infrastructure-based local loop operators. Deutsche Telekom believes these complaints are unfounded. A motion under civil law for an injunction against Deutsche Telekom in this matter has since been rejected.

Business Customers

Acquisition of gedas completed successfully.

•                  Having signed all of the contracts involved and closed the transaction, T-Systems Enterprise Services GmbH took over the shares in gedas from Volkswagen AG on March 31, 2006. This paves the way for the integration of gedas activities into the Business Customers strategic business area of Deutsche Telekom AG. By acquiring gedas, T-Systems is expanding its core expertise as a service provider for information and communication technology (ICT) in the automotive sector. With some 5,500 employees, two-thirds of whom are outside Germany, gedas will strengthen T-Systems’ expertise in the automotive industry and support the company’s internationalization strategy. The gedas brand will be absorbed into the T-Systems brand by January 1, 2007. With the acquisition, T-Systems has gained the VW group as a corporate customer, with a framework agreement that runs for seven years and covers IT services valued at EUR 2.5 billion.

DaimlerChrysler extends framework agreement through 2008.

•                  The automotive group DaimlerChrysler has extended its global framework agreement with T-Systems to the end of 2008. It brings together seven service agreements and forms the framework for all information and communications technology services provided by the Deutsche Telekom subsidiary. T-Systems operates mainframe computers and client-server architectures for the German-American automotive group. In addition, it develops and maintains business-critical applications in areas like customer support, vehicle development, production, sales and corporate management. At many locations the employees of DaimlerChrysler receive globally standardized services for their workstations. T-Systems also manages the automotive group’s corporate network in Germany as well as its contingency network in Asia.

HypoVereinsbank and ITS form strategic partnership.

•                  HypoVereinsbank and International Transaction Services GmbH (ITS) have formed a strategic partnership. In the future, HypoVereinsbank will execute major portions of its securities transactions for the retail investor business via ITS, a joint venture of HSBC Trinkaus & Burkhardt and T-Systems. The securities transactions for the retail business are to be moved to ITS’ system platform and ITS is to provide major services relating to securities transactions for the bank’s retail business by the end of 2007. The execution of securities transactions for institutional customers and the bank’s own investment banking activities are initially to be migrated to a platform provided by ITS. Execution will continue to be handled by the Financial Markets Service Bank (FMSB).

Business developments Overall economic situation/industry situation.

Global economic development

The global economy has been looking strong once again since the start of 2006, with global economic growth slowing only very slightly, but spreading geographically. Economic and monetary policy has become more restrictive in some countries, but like the effects of the sharp rise in oil prices, this has not had a long-term impact on growth drivers. Apart from China, the United States, Russia and the fast-growing emerging economies that drove global economic growth in 2005, other countries have seen improvements in their economic indicators this year, in particular the euro zone, the United Kingdom and Japan, so that a strong increase in output worldwide is expected for the first months of this year.

According to estimates by the Kiel Institute for the World Economy (IfW), output in industrialized countries is likely to increase at a rate of 3 percent in 2006, even faster than in 2005 and faster than previously expected (2.6 percent). The U.S. economy also lost only very little momentum in the first quarter of 2006. Gross domestic product (GDP) was up 4.8 percent compared with the same quarter of 2005, i.e., the highest growth rate since the third quarter of 2003. The strong economic momentum in China and the emerging markets of Eastern Asia is also unlikely to subside much in the near future. According to the forecasts, economic growth in the euro zone will pick up in spring 2006. GDP growth will be bolstered by rising industrial output and sharp increases in capital spending. Consumption is expected to increase by 0.4 percent in the first quarter of 2006 and 0.5 percent each in the second and third quarters. The UK economy is also picking up speed as a result of increasing consumer demand. Economic momentum remains high in the new EU member states, driven by strong growth in domestic demand, rising exports, particularly to euro zone countries, and a moderate rise in prices. Despite the considerable rise in energy prices, the consumer price trend is still relatively stable overall in the industrialized countries.

Economic recovery in Germany gained considerable momentum in spring 2006. The German economy is currently in a strong upswing, exports continue to rise and even domestic demand is increasing noticeably for the first time in five years. Several leading indicators like the ifo index, the orders situation in industry and demand from abroad suggest that the German economy started 2006 with lots of momentum. In addition, the consumer climate has improved, not least due to the slight improvement in the labor market situation. IfW has raised its forecasts for real GDP growth for 2006 from 1.5 percent to 2.1 percent.

Inflation expectations have also been raised slightly, and wage increases have remained moderate thus far. However, there remains a considerable risk that political events might drive oil prices sharply higher and that these higher prices may have a cooling effect on global consumption and capital spending.

Telecommunications market

Since the German telecommunications sector was fully deregulated at the beginning of 1998, Deutsche Telekom has had to cope with increasingly intense competition. The battle for customers initially focused predominantly on voice telephony call minutes, but now also encompasses access charges. Among the primary forces driving this process are increasing competition from attractive bundled products offered by local loop operators and the continuing substitution of traditional fixed-network telephony by mobile communications.

The telecommunications sector remains one of the key drivers of the German economy as a whole. According to the activity report published by the Federal Network Agency, total industry revenue amounted to EUR 68.3 billion in 2005, up by around 2.2 percent on the previous year. This growth was driven in particular by the growing popularity of mobile communications, as well as Internet use and the increase in the number of broadband lines.

	Business developments in the Group.

Net revenue

Deutsche Telekom continued its growth course in the first quarter of 2006 with net revenue rising to EUR 14.8 billion. This represents an increase of EUR 0.6 billion or 3.9 percent compared with the same period in the previous year. Exchange rate effects, primarily from the translation of USD, accounted for EUR 0.3 billion of this revenue growth.

The Mobile Communications strategic business area continues to be the main revenue driver in the Group in the first quarter of 2006. Sustained customer growth at T-Mobile USA resulted in substantial revenue gains of more than 12 percent.

In spite of the positive development at T-Online, net revenue in the Broadband/Fixed Network strategic business area was down in the first quarter of 2006. T-Online recorded revenue growth particularly as a result of marketing a package consisting of DSL access and rates. T-Com, on the other hand, recorded a drop in revenue in particular as a result of lower call revenues and the loss of narrowband lines.

Revenue in the Business Customers strategic business area also declined. The slight revenue growth in the Business Services unit, which was partly attributable to the successful implementation of the IT strategy for small and medium-sized enterprises, was offset by higher revenue shortfalls in the Enterprise Services unit.

		Q1 2006	Q1 2005	Change	Change	FY 2005
		millions of €	millions of €	millions of €	%	millions of €

	Net revenue	14,842	14,288	554	3.9	59,604
	Mobile Communications(a)	7,575	6,746	829	12.3	29,452
	Broadband/Fixed Network(a)	6,156	6,555	(399)	(6.1)	26,035
	Business Customers(a)	3,011	3,106	(95)	(3.1)	12,850
	Group Headquarters & Shared Services(a)	871	853	18	2.1	3,505
	Inter-segment revenue(b)	(2,771)	(2,972)	201	6.8	(12,238)

(a) Total revenue (including revenue between strategic business areas). (b) Elimination of revenue between strategic business areas.

Contribution of the strategic business areas to net revenue (after		Q1 2006	Proportion of net revenue of the Group	Q1 2005	Proportion of net revenue of the Group	Change	Change	FY 2005
consolidation of revenue		millions of €	%	millions of €	%	millions of €	%	millions of €
between strategic
business areas)	Net revenue	14,842	100.0	14,288	100.0	554	3.9	59,604
	Mobile Communications	7,405	49.9	6,531	45.7	874	13.4	28,531
	Broadband/Fixed Network	5,207	35.1	5,458	38.2	(251)	(4.6)	21,731
	Business Customers	2,152	14.5	2,234	15.6	(82)	(3.7)	9,058
	Group Headquarters & Shared Services	78	0.5	65	0.5	13	20.0	284

The Mobile Communications strategic business area now accounts for almost 50 percent of the Group’s net revenue and has again increased this proportion substantially. The proportion of net revenue generated by the Broadband/Fixed Network and Business Customers strategic business areas fell to approximately 35 percent and almost 15 percent, respectively.

Revenue generated outside Germany

Boosted by sustained revenue growth at T-Mobile USA, international revenue in the first quarter of 2006 was up almost 15 percent on the same period in the previous year. The proportion generated outside Germany rose by more than 4 percentage points from the first quarter of 2005 to approximately 45 percent.

		Q1 2006	Q1 2005	Change	Change	FY 2005
		millions of €	millions of €	millions of €	%	millions of €

	Net revenue	14,842	14,288	554	3.9	59,604
	Domestic	8,208	8,511	(303)	(3.6)	34,183
	International	6,634	5,777	857	14.8	25,421
	Proportion generated internationally (%)	44.7	40.4			42.6
	Europe (excluding Germany)	3,234	3,115	119	3.8	13,272
	North America	3,332	2,592	740	28.5	11,858
	Other	68	70	(2)	(2.9)	291

Profit before income taxes

The Group increased its profit before income taxes by EUR 0.2 billion year-on-year to EUR 1.8 billion in the first quarter of 2006. This equates to growth of over 11 percent. The main factor in this increase, besides the improvement in finance costs, was the positive development of profit from financial activities, which was largely attributable to the enforcement of an arbitral award in connection with the sale of Celcom interests in 2003. The sale proceeds of EUR 0.2 billion were ultimately received in the first quarter of 2006.

Net profit

Net profit increased by EUR 0.1 billion in the first quarter of 2006 to EUR 1.1 billion. This represents an increase of just under 10 percent compared with the previous year. The improvement is mainly attributable to the higher profit before income taxes despite an increase in tax expense. The special factors affecting net profit totaled EUR 0.1 billion in the first quarter of 2006 as compared with EUR 8 million in the same quarter of the previous year. At EUR 1.0 billion, net profit adjusted for these special factors was almost at the same level as in the prior-year quarter.

EBIT
		Q1 2006	Q1 2005	Change	Change	FY 2005
		millions of €	millions of €	millions of €	%	millions of €

	EBIT(a) in the Group	2,318	2,287	31	1.4	7,622
	Mobile Communications	1,055	966	89	9.2	3,005
	Broadband/Fixed Network	1,262	1,434	(172)	(12.0)	5,142
	Business Customers	99	174	(75)	(43.1)	409
	Group Headquarters & Shared Services	(94)	(267)	173	64.8	(840)
	Reconciliation	(4)	(20)	16	80.0	(94)

(a) EBIT is profit/loss from operations as shown in the income statement.

EBIT was up slightly year-on-year in the first quarter of 2006, boosted in particular by the contributions made by Mobile Communications and Group Headquarters & Shared Services. By contrast, EBIT in the Broadband/Fixed Network and Business Customers strategic business areas fell, mainly due to the decline in revenue.

EBITDA

EBITDA in the first quarter of 2006 amounted to EUR 4.9 billion, an increase of EUR 0.1 billion year-on-year. The Mobile Communications strategic business area was the main source of growth. EBITDA at Group Headquarters & Shared Services also improved. By contrast, Broadband/Fixed Network and Business Customers registered a decline in EBITDA.

Adjusted EBITDA

Special factors of EUR 0.1 billion negatively affected EBITDA in the first quarter of 2006. These principally relate to one-time expenses recognized in the income statement in connection with DSL campaigns and expenses for voluntary redundancies and restructuring. Negative special factors totaling EUR 20 million were recorded in the previous year, primarily as a result of voluntary redundancy payments and restructuring expenses.

Adjusted for these special factors, EBITDA rose by EUR 0.1 billion to EUR 5.0 billion. While adjusted EDITDA increased at Mobile Communications and Group Headquarters & Shared Services, it decreased in the Broadband/Fixed Network and Business Customers strategic business areas. The marked increase at Mobile Communications is mainly attributable to the significant boost in revenue from a growing customer base. At Group Headquarters & Shared Services, real estate sales made a particularly substantial contribution to earnings. By contrast, adjusted EBITDA was reduced by revenue shortfalls at Broadband/Fixed Network and Business Customers.

		Q1 2006	Q1 2005	Change	Change	FY 2005
		millions of €	millions of €	millions of €	%	millions of €

	Adjusted EBITDA(a)	4,970	4,841	129	2.7	20,729
	Mobile Communications	2,280	2,111	169	8.0	9,772
	Broadband/Fixed Network	2,277	2,444	(167)	(6.8)	9,859
	Business Customers	341	392	(51)	(13.0)	1,586
	Group Headquarters & Shared Services	87	(72)	159	n.a.	(335)
	Reconciliation	(15)	(34)	19	55.9	(153)

(a)          Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 47 et seq.

Free cash flow

The positive development of the free cash flow is attributable in particular to an improvement in working capital — within cash generated from operations – and to lower capital expenditure, which in the prior year was heavily influenced by network infrastructure acquisitions by T-Mobile USA. An offsetting effect resulted from the slight increase in net interest payments.

		Q1 2006	Q1 2005	Change	Change	FY 2005
		millions of €	millions of €	millions of €	%	millions of €

	Cash generated from operations	3,305	2,576	729	28.3	17,929
	Interest paid	(509)	(400)	(109)	(27.3)	(2,931)
	Net cash from operating activities	2,796	2,176	620	28.5	14,998
	Cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill)	(2,044)	(3,091)	1,047	33.9	(9,269)
	Free cash flow before dividend payments(a)	752	(915)	1,667	n.a.	5,729

	(a) For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 50.

Net debt

The Group further reduced its net debt from the December 31, 2005 level, aided considerably by a positive cash flow and the proceeds from real estate sales. These effects were partly offset by the acquisition of the IT service provider gedas.

Net debt was reduced year-on-year by EUR 5.2 billion.

		Mar. 31, 2006	Dec. 31, 2005	Change	Change	Mar. 31, 2005
		millions of €	millions of €	millions of €	%	millions of €

	Bonds	39,696	37,255	2,441	6.6	42,275
	Liabilities to banks	2,447	2,227	220	9.9	3,121
	Liabilities to non-banks from promissory notes	641	645	(4)	(0.6)	656
	Liabilities from derivatives	549	678	(129)	(19.0)	1,143
	Lease liabilities	2,374	2,373	1	0.04	2,459
	Liabilities arising from ABS transactions	1,331	1,363	(32)	(2.3)	1,487
	Other financial liabilities	185	106	79	74.5	69
	Gross debt	47,223	44,647	2,576	5.8	51,210
	Cash and cash equivalents	8,343	4,975	3,368	67.7	6,260
	Available-for-sale/held-for-trading financial assets	123	148	(25)	(16.9)	934
	Derivatives	395	445	(50)	(11.2)	523
	Other financial assets	573	440	133	30.2	496
	Net debt(a)	37,789	38,639	(850)	(2.2)	42,997

(a) For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 51.

	Strategic business areas.

Mobile Communications

The Mobile Communications strategic business area bundles all activities of T-Mobile International AG & Co. KG.
T-Mobile is represented in Germany, the United States, the United Kingdom, the Netherlands, Austria, the Czech Republic, Hungary, Slovakia, Croatia, Macedonia and Montenegro. It also holds a minority interest in a Polish company. All T-Mobile companies offer digital mobile voice and data services to consumers and business customers. T-Mobile also sells hardware and other terminal devices in connection with the services offered. In addition, T-Mobile services are sold to resellers and to companies that buy network services and market them independently to third parties (mobile virtual network operators, or MVNOs).

			Q1 2006(a)	Q1 2005(a)
			millions of €	millions of €
	Net revenue		7,575	6,746
	T-Mobile Deutschland		2,004	2,074
	T-Mobile USA		3,354	2,598
	T-Mobile UK		1,032	988
	Adjusted EBITDA		2,280	2,111
	Adjusted EBITDA margin	(%)	30.1	31.3

	Number of employees (average)		51,511	48,914

	Mobile customers	(millions)	87.7	79.0

	(a) For a detailed explanation of the calculations and definitions of the various amounts, please refer to page 21 et seq.

Broadband/ Fixed Network

The Broadband/Fixed Network strategic business area, consisting of the T-Com and T-Online business units, offers consumers and small business customers state-of-the-art infrastructure for traditional fixed-network services (T-Com), broadband Internet access (T-Com and T-Online), and customer-oriented multimedia services based on attractive Internet content (T-Online). Broadband/Fixed Network (T-Com) also does business with national and international network operators and with resellers (wholesale including resale) and provides upstream services for Deutsche Telekom’s other strategic business areas.

			Q1 2006(a)	Q1 2005(a)
			millions of €	millions of €
	Net revenue		6,156	6,555
	T-Com		5,857	6,220
	T-Online		585	509
	Adjusted EBITDA		2,277	2,444
	Adjusted EBITDA margin	(%)	37.0	37.3

	Number of employees (average)		110,202	112,871

	Broadband lines	(millions)	9.2	6.7
	Narrowband lines	(millions)	40.6	42.4
	Internet customers with a billing relationship	(millions)	14.2	13.6

	(a) For a detailed explanation of the calculations and definitions of the various amounts, please refer to page 25 et seq.

Business Customers

The Business Customers strategic business area offers its customers products and services from a single source along the entire information and communications technology value chain. It is divided into two business units:
T-Systems Enterprise Services, which supports around 60 multinational corporations and large public authorities, and T-Systems Business Services, which serves around 160,000 small, medium-sized and large business customers. T-Systems, Deutsche Telekom’s business customer brand, is represented in over 20 countries by subsidiaries, primarily in Germany and Western Europe (France, Spain, Italy, the United Kingdom, Austria, Switzerland, Belgium, and the Netherlands).

		Q1 2006(a)	Q1 2005(a)
		millions of €	millions of €
	Net revenue	3,011	3,106
	Enterprise Services	1,944	2,041
	Business Services	1,067	1,065
	Adjusted EBITDA	341	392
	Adjusted EBITDA margin (%)	11.3	12.6

	Number of employees (average)	51,738	51,314

	New orders	2,880	3,080

(a) For a detailed explanation of the calculations and definitions of the various amounts, please refer to page 34 et seq.

Mobile Communications.

	Mar. 31, 2006	Dec. 31, 2005	Change Mar. 31, 2006/ Dec. 31, 2005	Mar. 31, 2005	Change Mar. 31, 2006/ Mar. 31, 2005
	millions	millions	%	millions	%

Mobile customers (total)(a)	87.7	86.6	1.3	79.0	11.0
T-Mobile Deutschland(b)	30.2	29.5	2.4	27.6	9.4
T-Mobile USA	22.7	21.7	4.6	18.3	24.0
T-Mobile UK(c)	16.4	17.2	(4.7)	16.1	1.9
T-Mobile Netherlands	2.3	2.3	0.0	2.2	4.5
T-Mobile Austria	2.1	2.1	0.0	2.0	5.0
T-Mobile CZ (Czech Republic)	4.6	4.6	0.0	4.4	4.5
T-Mobile Hungary	4.2	4.2	0.0	4.1	2.4
T-Mobile Hrvatska (Croatia)	2.0	1.9	5.3	1.6	25.0
T-Mobile Slovensko (Slovakia)	2.0	2.0	0.0	1.9	5.3
Other(d)	1.1	1.1	0.0	1.0	10.0

(a)          The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown. Organic customer growth is reported for better comparability: The customers of MONET (Montenegro) were also included in the customer base for the same quarter in the previous year although this company has only been consolidated since the second quarter of 2005. From the first quarter of 2006, T-Mobile counts as customers the mobile communications cards with which machines can communicate automatically with one another (M2M): One mobile communications card corresponds to one customer. Prior-year comparatives have not been adjusted.

(b)         The year-on-year change in the customer base in Germany comprises 284,000 net additions and 440,000 SIM cards with which machines can communicate automatically with one another (M2M) and which have been counted as customers since the first quarter of 2006. This brings T-Mobile Deutschland’s reporting in line with that of the other companies. Prior-year comparatives have not been adjusted.

(c)          Including Virgin Mobile. The number of customers is reported based on the unified standard as of the first quarter of 2006. Until December 31, 2005, Virgin customers were only removed from the customer base if no usage had been recorded for more than 365 days. Stricter rules that have always applied to T-Mobile UK also apply to Virgin from January 1, 2006. Only those people who have used their mobile phone in the last 180 days are now counted as customers. Prior-year comparatives have not been adjusted.

(d)         “Other” includes MobiMak (Macedonia) and MONET (Montenegro).

Mobile Communications: Customer development and selected KPIs

Customer figures in the Mobile Communications strategic business area are continuing their unequivocal growth course. The number of customers served by T-Mobile companies in the first quarter of 2006 rose by 1.1 million, while the number of fixed-term contract customers increased by as much as 1.3 million. Fixed-term contract customers now account for over 49 percent of the entire customer base. The pleasingly strong development of package rates such as Relax and Flext, which are now used by 6.3 million customers, had a particularly positive impact. This represents a year-on-year increase of 60 percent, which brings the proportion of customers with package rates to 30 percent of all fixed-term contract customers at the end of the first quarter of 2006.

In the last twelve months, the T-Mobile group expanded its customer base by 8.6 million net additions, i.e., an increase of 11 percent. T-Mobile USA was the main growth driver in the first quarter of 2006 with over 1 million net additions. T-Mobile USA increased its customer base by almost 4.5 million within a year to 22.7 million at the reporting date. This clearly shows that T-Mobile USA is continuing its growth course. ARPU(4) rose by EUR 2 to EUR 41 over the same quarter in the previous year, largely due to exchange rate effects. Data services revenue per customer developed particularly well, doubling over the same period in the previous year. The share of revenue generated by data services passed the 10 percent mark for the first time. This was principally due to T-Mobile USA’s successful marketing of high-quality data services which are now being used by over 1.2 million customers – a year-on-year net increase of 107,000 customers in the first quarter of 2006. Together with BlackBerry devices and the T-Mobile Sidekick, these data services can now also be used with T-Mobile MDA and SDA devices which were recently introduced to the U.S. market.

In the first quarter of 2006, T-Mobile Deutschland passed the 30 million customer mark. Apart from 284,000 net additions, 440,000 SIM cards that are in use in M2M applications were counted as customers for the first time in this reporting period. M2M stands for machine to machine and is used for mobile – partly or fully automated – data communications, such as between machines and their control unit. T-Mobile Deutschland is continuing to enjoy success with its Relax rates. Another important growth driver was the T-Mobile@home calling plan introduced in January 2006. By the end of the reporting period, over 500,000 customers had opted for this offer for mobile telephony almost at fixed-network rates in their own homes. The decline in ARPU to EUR 20 is mainly attributable to the continued intense price competition in Germany and to the reduction in mobile termination charges in December 2005.

T-Mobile UK succeeded in attracting 379,000 new customers in the United Kingdom. The large proportion of new customers on fixed-term contracts demonstrates the success of the Flext calling plan introduced at the beginning of March 2006, for example. The total number of customers in this segment rose by a record 266,000. The reported drop of 0.8 million customers can be attributed to the change in how Virgin customers are recorded. Whereas previously all customers who used their mobile phone in the last 365 days were counted, in the first quarter of 2006 T-Mobile UK extended the stricter rule that it had previously applied in its own reporting to include Virgin customers. Now only those who used their mobile telephone in the last 180 days are counted as customers. This effect more than offsets the strong customer acquisition in the market in the first quarter of 2006. This change is effective January 1, 2006. Historical data have not been adjusted for these purposes. T-Mobile UK has also changed the way it records M2M cards and wholesale customers, who were previously reported uniformly as fixed-term contract customers. As of the first quarter of 2006, wholesale customers are classified as either fixed-term contract or pay-as-you-go customers, depending on the type of their contract. T-Mobile UK now follows the same approach as all other T-Mobile companies in that it reports M2M cards as pay-as-you-go customers. As a result, as of January 1, 2006 458,000 customers in the fixed-term contract database were reclassified as pay-as-you-go customers. T-Mobile UK stabilized its ARPU at EUR 26 compared with the same period in 2005.

Growth also continued unabated in the rest of Western Europe and in Eastern Europe. While new additions in Eastern Europe doubled year-on-year, Western Europe experienced an even faster increase.

(4)          ARPU (average revenue per user) is used to measure monthly revenue from services per customer. ARPU is calculated as follows: revenue generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue, monthly charges, and revenue from visitor roaming, divided by the average number of customers in the month. Revenue from services excludes the following: revenue from terminal equipment, revenue from customer activation, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers.

Mobile Communications: Development of operations

	Q1 2006	Q1 2005		Change	Change	FY 2005
	millions of €	millions of €		millions of €	%	millions of €

Total revenue(a)	7,575	6,746		829	12.3	29,452
of which: T-Mobile Deutschland	2,004	2,074		(70)	(3.4)	8,621
of which: T-Mobile USA	3,354	2,598		756	29.1	11,887
of which: T-Mobile UK	1,032	988		44	4.5	4,153
of which: T-Mobile Netherlands	271	256		15	5.9	1,064
of which: T-Mobile Austria	217	222		(5)	(2.3)	885
of which: T-Mobile CZ	240	217		23	10.6	938
of which: T-Mobile Hungary	257	256		1	0.4	1,090
of which: T-Mobile Hrvatska	116	101		15	14.9	512
of which: T-Mobile Slovensko	100	86		14	16.3	378
of which: Other(b)	42	31		11	35.5	174
EBIT (profit from operations)	1,055	966		89	9.2	3,005
EBIT margin (%)	13.9	14.3				10.2

Depreciation, amortization and impairment losses	(1,225)	(1,136)		(89)	(7.8)	(6,696)
EBITDA(c)	2,280	2,102		178	8.5	9,701
Special factors affecting EBITDA(c)	0	(9	)(d)	9	n.a.	(71	)(e)
Adjusted EBITDA(c)	2,280	2,111		169	8.0	9,772
Adjusted EBITDA margin(c) (%)	30.1	31.3				33.2

Cash capex(f)	(1,092)	(2,505)		1,413	56.4	(5,603)

Number of employees(g)	51,511	48,914		2,597	5.3	49,479

(a)         The amounts stated for the national companies correspond to their respective unconsolidated financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at the level of the strategic business area.

(b)        “Other” includes the revenues generated by MobiMak (Macedonia) and MONET (Montenegro). MONET has been fully consolidated since the second quarter of 2005.

(c)         Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 47 et seq.

(d)        Expenses at T-Mobile Austria for Save for Growth (EUR 7 million), expenses at T-Mobile Deutschland for Vivento (EUR 2 million).

(e)         Expenses for Save for Growth at T-Mobile Deutschland (EUR 33 million), T-Mobile UK (EUR 23 million), T-Mobile Austria (EUR 7 million), T-Mobile Netherlands (EUR 2 million), T-Mobile International AG & Co. KG (EUR 3 million); expenses at T-Mobile Deutschland for Vivento (EUR 3 million).

(f)           Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(g)        Average number of employees.

Mobile Communications: Total revenue

In the first three months of 2006, T-Mobile boosted its revenue by 12.3 percent or EUR 0.8 billion year-on-year. Once again, the main driver of this growth was T-Mobile USA, whose revenues rose by 29.1 percent. The companies in Croatia, the Czech Republic, and Slovakia also recorded a substantial increase in revenue with double-digit growth rates. With the exception of Germany and Austria, all companies increased their ARPU-relevant revenue. T-Mobile UK posted gains of over 7 percent in revenues relevant to ARPU, benefiting in particular from its extremely successful acquisition of fixed-term contract customers. The decline in revenue in Germany and Austria is largely attributable to the reduction in mobile termination charges in December last year and continued high price pressure.

Mobile Communications: EBITDA

EBITDA in the Mobile Communications strategic business area rose by EUR 0.2 billion in the first three months of 2006 to EUR 2.3 billion. T-Mobile recorded EBITDA growth of 8.5 percent in the first three months of the 2006 financial year.

The EBITDA margin reached 30.1 percent. At EUR 0.9 billion, T-Mobile USA recorded higher EBITDA than T-Mobile Deutschland (EUR 0.8 billion) for the first time in the first quarter of 2006.

The EBITDA margin in the first quarter of 2006 was 27 percent in the United States, 39 percent in Germany, and 16 percent in the United Kingdom. The smaller margin in the United Kingdom can be attributed to the costs incurred by the successful launch of new calling plans and the correspondingly high customer growth, particularly among contract customers.

Mobile Communications: EBIT

EBIT (profit from operations) increased by EUR 0.1 billion in the first three months of 2006 to EUR 1.1 billion. Depreciation, amortization, and impairment losses were up EUR 0.1 billion on account of the larger asset base and the corresponding increase in depreciation, amortization, and impairment losses.

Mobile Communications: Personnel

In the first three months of 2006, the average number of employees in the Mobile Communications strategic business area increased by 2,597 year-on-year to 51,511. The higher figure in the first quarter of 2006 is primarily attributable to the recruitment of new staff at T-Mobile USA as a result of this company’s growth. In Europe, the number of employees remained constant because the workforce reductions in Germany were balanced out by workforce expansion in the United Kingdom.

Broadband/Fixed Network.

	Mar. 31, 2006	Dec. 31, 2005	Change Mar. 31, 2006/ Dec. 31, 2005	Mar. 31, 2005	Change Mar. 31, 2006/ Mar. 31, 2005
	millions	millions	%	millions	%

Broadband(a)
Broadband lines (total)(b)	9.2	8.5	8.2	6.7	37.3
Germany(c)	8.6	7.9	8.9	6.4	34.4
of which: resale(d)	2.2	1.6	37.5	0.5	n.a.
Central and Eastern Europe (CEE)	0.6	0.5	20.0	0.3	n.a.
Broadband rates (Germany and Western Europe)(e)	5.6	5.1	9.8	3.9	43.6
of which: Germany	4.9	4.5	8.9	3.5	40.0

Narrowband(a)
Narrowband lines (total)	40.6	41.2	(1.5)	42.4	(4.2)
Germany(f)	34.7	35.2	(1.4)	36.4	(4.7)
Standard analog lines	25.2	25.5	(1.2)	26.1	(3.4)
ISDN lines	9.6	9.8	(2.0)	10.3	(6.8)
Central and Eastern Europe (CEE)	5.9	6.0	(1.7)	6.0	(1.7)
Magyar Telekom(g)	3.1	3.2	(3.1)	3.1	0.0
Slovak Telekom	1.2	1.2	0.0	1.2	0.0
T-Hrvatski Telekom	1.6	1.7	(5.9)	1.7	(5.9)
Narrowband rates (Germany and Western Europe)(e)	3.9	4.2	(7.1)	4.9	(20.4)
of which: Germany	3.8	4.1	(7.3)	4.7	(19.1)

Internet customers with a billing relationship (total)(h) (Germany and Western Europe)(e)	14.2	14.0	1.4	13.6	4.4
PAYG(i), broadband/narrowband < 30 days (Germany and Western Europe)(e)	0.6	0.6	0.0	0.8	(25.0)
of which: Germany	0.5	0.5	0.0	0.7	(28.6)

Broadband and narrowband lines (Germany and Central and Eastern Europe) are the responsibility of the T-Com business unit. Since January 31, 2005, broadband lines (in Germany) have mainly been marketed by the T-Online business unit.

Customers with broadband and narrowband rates, all Internet customers with a billing relationship as well as PAYG <30 days (broadband/narrowband) in Germany and Western Europe are the responsibility of the T-Online business unit.

(a)         The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

(b)        Lines in operation.

(c)         Since January 31, 2005, broadband lines based on DSL technology for consumers have mainly been marketed by T-Online. Broadband lines excluding internal use.

(d)        Definition of resale: sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.

(e)         Customers with a billing relationship. Western Europe includes ya.com and Club Internet.

(f)           Telephone lines excluding internal use and public telecommunications, including wholesale services.

(g)        Subscriber-line figures are recorded including Magyar Telekom’s subsidiary MakTel and Telekom Montenegro. Prior-year comparatives have not been adjusted.

(h)        Total calculated on the basis of customers (broadband and narrowband rates) with a billing relationship and PAYG < 30 days and PAYG > 30 days.

(i)            PAYG: Pay as you go.

T-Com: Customer development and selected KPIs

The broadband market continues to grow. In the first quarter of 2006, the total number of broadband lines provided by T-Com increased by 735,000 to 9.2 million. In Germany, around 8.6 million DSL lines provided by T-Com were in operation at the end of March 2006. An increase of 643,000 DSL lines within the first three months of the year meant that T-Com exceeded the first quarter of the previous year, but trailed the figure for the prior quarter for seasonal reasons. T-Com is participating in the growing demand for broadband Internet access, particularly through DSL resale to third parties, which is attributable in part to ongoing migration from retail to resale customers. The total number of DSL resale lines for third parties outside the Deutsche Telekom Group increased in the first quarter of 2006 by 560,000 to 2.2 million.

To systematically expand broadband coverage in Germany, T-Com will continue to focus on further improving geographical coverage and increasing transmission rates going forward. For example, the existing T-DSL service will be extended by T-DSL 16000 in May 2006. T-Com is thus creating optimum conditions for particularly data-intensive applications. At the same time as expanding line performance, T-Com is systematically increasing line availability. T-Com’s introduction of a flat rate for T-DSL via satellite (maximum speeds of up to 1,024 kbit/s for downloads and up to 56 or 64 kbit/s for uploads) at CeBIT 2006 has clearly enhanced the attractiveness of satellite-based broadband connections. T-Com believes that the WiMAX wireless technology offers the potential to increase the availability of broadband Internet access in areas which were previously only covered by the fixed network. Due to the positive experiences of the pilot project in the Bonn area, T-Com has decided to participate in the tendering procedure for WiMAX spectrum.

The marketing of broadband lines at T-Com’s subsidiaries in Central and Eastern Europe continued its success story. In the first three months of 2006, the number of broadband lines rose by 92,000 to 633,000. The customer base therefore more than doubled year-on-year. Growth at the Croatian subsidiary T-Hrvatski Telekom was particularly significant, where the number of DSL lines in operation more than quadrupled year-on-year to reach 132,000. Slovak Telekom also recorded substantial growth in the broadband business at the end of the first quarter of 2006, with 119,000 DSL lines in operation. In Hungary, Magyar Telekom successfully expanded broadband growth and increased the number of customers by around 70 percent year-on-year to 382,000 at the end of the first quarter of 2006.

In the narrowband sector, T-Com again recorded a decrease in the number of lines in Germany as a result of customer churn in favor of fixed-network competitors and fixed-mobile substitution effects. Compared with the prior-year quarter, the number of T-Com narrowband lines decreased by 4.7 percent to 34.7 million. At 9.6 million, the total number of T-ISDN lines decreased by a disproportionately high 6.8 percent. This trend can be attributed in part to the new integrated voice and Internet products offered by competitors and to DSL users switching from T-ISDN to a T-Net line. The number of analog lines amounted to 25.2 million at the end of the reporting period. This represents a year-on-year decrease of 3.6 percent.

The declining trend in the volume of call minutes persisted as a result of the loss of lines. The continuing reduction in the number of lines operated by T-Com and the increasing substitution of minutes by Voice over IP and mobile communications are mainly responsible for the decline in call minutes in T-Com’s network. In contrast, T-Com increased its customer retention for local, national, and fixed-to-mobile calls as against the fourth quarter of 2005 by successfully marketing rate options, and held its ground against call-by-call and preselection. The number of customers using rate options grew to just under 14.5 million as of the end of the first quarter of 2006. T-Com was particularly successful, for example, with the CountrySelect optional calling plan currently used by 620,000 customers and the fixed-to-mobile calling plan introduced on December 1, 2005, which is already being used by 461,000 customers.

In the first quarter of 2006, T-Com continued with the implementation of its Re-Invent growth program as part of Deutsche Telekom’s Excellence Program. As part of its goal to increase its customer focus, for example, T-Com introduced innovative voice-controlled call management at its call centers. To increase the efficiency of call center services for consumer sales, the bundling of tasks at 60 larger call center units, rather than the previous 96, is planned for mid-2006. A further step in the sustainable expansion of customer relations is the transfer of the direct sales channel Telekom Direkt from Group Headquarters & Shared Services to T-Com.

T-Online: Customer development and selected KPIs

In the first quarter of 2006, T-Online significantly expanded its DSL rate customer base. The number of customers rose by half a million new additions to 5.6 million. In Germany, 413,000 new customers opted for a DSL rate from T-Online in the first quarter of 2006. Compared with the first quarter of 2005, the DSL rate customer base increased by 1.3 million to 4.87 million, representing growth of more than 38 percent. T-Online also recorded continued strong customer growth in DSL rates in the rest of Europe. With around 311,000 new customers in the twelve months to the end March 2006, the number of DSL rate customers in France and Spain rose to 724,000, an increase of around 75 percent.

The key driver of the successful expansion of the customer base is T-Online’s positioning as a full-service DSL provider.

In Germany, T-Online customers are already profiting from the benefits of high-speed Internet access combined with DSL telephony and attractive entertainment services such as video on demand. In the first quarter of 2006, T-Online systematiccally expanded its product and service portfolio. For example, T-Online introduced “T-Online dsl flat profi,” a DSL flat rate for business customer access that is specially tailored to the requirements of professional users. In addition, T-Online has prepared for the bandwidths of T-Com’s new T-DSL 16000 line option, for which marketing is scheduled to start in mid-May 2006. In the entertainment area, T-Online is continuing to focus on alliances with strong partners and the development of new formats that offer users optimum entertainment services. With more than 100,000 downloads per month, T-Online’s video-on-demand service is proving a hit with customers. T-Online presented a sample of its future product portfolio at CeBIT 2006 in the shape of T-Home: In addition to receiving digital television programs via broadband access (IPTV) and selectable special-interest channels, the entertainment offering is set to be expanded with services such as an electronic program guide or time-shifted television. In the first quarter of 2006, T-Online drove forward the development of its future T-Home product. The entertainment component will be expanded as planned to include IPTV. Partnerships such as the cooperation with ProSiebenSat.1 Media AG concluded in March 2006 will enable T-Online to integrate major channels into its service – additional partnerships with TV channels will be agreed before the market launch. Deutsche Telekom AG’s cooperation with Microsoft lays the foundation for successfully positioning IPTV on the German market. A key component is the IPTV platform Microsoft TV, which offers customers innovative interactive services, for example, and enables them to conveniently access attractive on-demand programs using their remote control. T-Com’s new VDSL network, which will initially be available in ten major German cities, enables transmission bandwidths of up to 50 Mbit/s. Accordingly, the T-Home service, one of the main elements of the future triple play strategy, will be marketed in these new VDSL areas.

In the rest of Europe, T-Online also stepped up the development of a product portfolio consisting of high-speed Internet access and attractive communication and digital entertainment services in the first quarter of 2006. The two T-Online subsidiaries in France and Spain will use the Microsoft TV IPTV platform as the technical basis for the introduction of IPTV.

Another pillar of T-Online’s corporate strategy is to position separate brands to develop attractive growth markets for specific customer groups (verticals). These include in particular the successful Musicload and Gamesload download platforms. Thus, Musicload again steadily increased download figures in the first quarter of 2006. The number of music downloads grew by half a million year-on-year to 3.8 million, confirming Musicload’s leadership in the digital distribution of music in Germany.

Broadband/ Fixed Network: Development of operations

	Q1 2006	Q1 2005	Change	Change	FY 2005
	millions of €	millions of €	millions of €	%	millions of €

Total revenue	6,156	6,555	(399)	(6.1)	26,035
T-Com	5,857	6,220	(363)	(5.8)	24,695
T-Online	585	509	76	14.9	2,088
EBIT (profit from operations)	1,262	1,434	(172)	(12.0)	5,142
EBIT margin (%)	20.5	21.9			19,8

Depreciation, amortization and impairment losses	(969)	(1,010)	41	4.1	(4,034)
EBITDA(a)	2,231	2,444	(213)	(8.7)	9,176
Special factors affecting EBITDA(a)	(46)	0	(46)	n.a.	(683)
Adjusted EBITDA(a)	2,277	2,444	(167)	(6.8)	9,859
T-Com	2,272	2,362	(90)	(3.8)	9,628
T-Online	43	88	(45)	(51.1)	324
Adjusted EBITDA margin(a) (%)	37.0	37.3			37,9
T-Com	38.8	38.0			39.0
T-Online	7.4	17.3			15.5
Cash capex(b)	(689)	(396)	(293)	(74.0)	(2,481)

Number of employees(c)	110,202	112,871	(2,669)	(2.4)	112,872
T-Com(d)	106,814	109,787	(2,973)	(2.7)	109,643
T-Online	3,388	3,084	304	9.9	3,229

(a)          Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 47 et seq.

(b)         Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(c)          Average number of employees.

(d)         Due to the transfer of the Telekom Direkt sales unit to T-Com, T-Com’s workforce increased by almost 160 employees. Prior-year comparatives have not been adjusted.

Broadband/ Fixed Network: Total revenue

The total revenue of the Broadband/Fixed Network strategic business area for the first three months of 2006 decreased by 6.1 percent compared with the prior-year quarter. This development was principally attributable to the 5.8 percent decline in revenue at T-Com in the first quarter. T-Online increased its revenue by 14.9 percent to EUR 0.6 billion in the same period. Compared with prior quarters, wholesale business within the Broadband/Fixed Network strategic business area increased once again. This is due in particular to the DSL lines that T-Online purchases from T-Com and markets to consumers.

T-Com: Total revenue

At EUR 5.9 billion, T-Com’s total revenue in the first quarter of 2006 declined by 5.8 percent or EUR 0.4 billion year-on-year. This decrease is mainly attributable to lower call revenues, a further reduction in the number of narrowband lines, and declines in interconnection services in Germany. This revenue shortfall was partly offset by volume growth in DSL resale to third parties outside the Deutsche Telekom Group and in leased subscriber lines. In Germany, revenue decreased by 6.5 percent to EUR 5.2 billion in the first quarter of 2006. In Central and Eastern Europe, revenue increased partly for consolidation reasons by 0.3 percent to around EUR 0.6 billion.

Network communications(5) revenue in Germany fell by EUR 0.3 billion to just under EUR 2.9 billion as a result of the continuing loss of lines, the reduced number of call minutes and a lower average per-minute price due to the further penetration of calling plans, and the fact that the reduction in termination charges for fixed-to-mobile calls was passed on to end customers. The increase in Voice over IP and mobile communications use also had a negative impact. Thus, volume and price factors reduced call revenues by EUR 0.2 billion year-on-year to EUR 0.9 billion. Narrowband line revenues decreased by 1.6 percent or EUR 31 million to just under EUR 2.0 billion as a result of customer churn in favor of fixed-network competitors and increased substitution by mobile communications. The increased marketing of rate options as a component of access line products, introduced to retain customers, did not fully offset this decline.

Revenues from terminal equipment increased by more than 16 percent year-on-year to EUR 0.1 billion in the first three months of this year. As part of the DSL full-service marketing strategy, T-Online procures the corresponding terminal equipment services from T-Com, which bills these in full as wholesale services.

In the area of value-added services, the revenue decrease was mainly caused by the reduced market for the Premium Rate Services product and a migration of traffic from services billed online to services billed offline as a result of regulation. Revenue in the reporting period thus declined by around 14 percent year-on-year to EUR 0.2 billion.

Revenue from data communications decreased in the first quarter of 2006 by 6.7 percent year-on-year to EUR 0.3 billion. This was caused by price and volume reductions for wholesale services provided for the Business Customers strategic business area.

Revenue development in wholesale services was marked by contrasting effects. In the first quarter of 2006, total wholesale revenue increased by 0.7 percent year-on-year to EUR 1.2 billion. The significant volume-driven growth in revenue from leased subscriber lines had a positive effect, despite the 9.8 percent rate reduction that was imposed by the German regulatory authorities and which took effect on April 1, 2005. It was also supported by rising revenues generated with the DSL resale product for third parties outside the Deutsche Telekom Group. By contrast, revenue from interconnection calls decreased due to increasing direct network interconnection between competitors and from interconnection lines due to effects relating to other periods. Wholesale originating services for Internet service providers also had a negative impact on revenue. The narrowband sector recorded volume-related declines due to the continuing migration to broadband. In the broadband sector, price adjustments resulted in a reduction in revenue. The decrease in prices and volumes in the International Carrier Services and Solutions (ICSS) business also contributed to a revenue decline.

Broadband retail line revenues – previously reported in the network communications cluster— are now reported in the new IP/Internet revenue cluster. Revenue in this area declined in the first months of the year by 16.2 percent year-on-year to just under EUR 0.3 billion. This development is attributable to the increased marketing of T-Online DSL full-service packages, i.e., DSL lines in connection with the Internet service provider (ISP) component, which has been increased since January 31, 2005. Together with the migration to third-party DSL resale services, this has resulted in a decline in T-Com’s DSL retail lines since mid-2005. Revenue growth in the broadband business is mainly visible in the resale sector, which is included in wholesale revenues.

Revenue from fixed-network business in Central and Eastern Europe in the first quarter of 2006 remained at the prior-year level of EUR 0.6 billion, due partly to the initial consolidation of Telekom Montenegro (Telekom Crne Gore A.D.) at Magyar Telekom in the second quarter of 2005. The traditional fixed-network business continues to be dominated by intense competition. This is particularly evident in stronger substitution by mobile communications as compared with Germany. It is compounded by increased competition in the consumer business as a result of call-by-call, preselection, and cable providers. The decline in revenue in the traditional fixed-network business was partially offset by successful growth in the broadband sector in the first quarter of 2006.

(5)          Since January 2006, the revenues generated by the T-Com business unit of the Broadband/Fixed Network strategic business area have been managed in accordance with new revenue clusters. These revenues are classified primarily as network communications, wholesale services, IP/Internet and other. Revenue from DSL retail lines, based on T-Com, was reported in the network communications revenue cluster until the first quarter of 2006 and will be recorded under IP/Internet revenues starting in 2006. The prior-year figures have been adjusted accordingly.

T-Com: Net revenue

Net revenue decreased by 6.3 percent compared with the first quarter of the previous year to EUR 4.7 billion. Intersegment revenue declined by EUR 48 million quarter-on-quarter to EUR 1.2 billion. This decrease is the result of offsetting effects consisting of a reduction of almost EUR 140 million in business with the Business Customers strategic business area and an increase in wholesale services provided for T-Online, amounting to almost EUR 98 million.

T-Online: Total revenue

T-Online generated total revenue of EUR 0.6 billion in the reporting period, representing a year-on-year increase of 14.9 percent over the first quarter of 2005. In Germany, penetration of the DSL broadband market and the successful marketing of DSL full-service packages led to further revenue growth. T-Online increased the DSL rate customer base by around 1.3 million customers as against March 31, 2005. In the Rest of Europe segment, revenue also grew due to the 311,000 new DSL rate customers. The share of T-Online’s total revenue generated abroad increased at the same time.

Broadband/ Fixed Network: EBITDA, adjusted EBITDA

In the first quarter of 2006, the Broadband/Fixed Network strategic business area generated adjusted EBITDA of approximately EUR 2.3 billion. This represents a decrease of 6.8 percent. Unadjusted EBITDA declined by 8.7 percent to EUR 2.2 billion. It should be noted in particular that customer acquisition costs, which were previously capitalized, have been recognized as expenses by T-Online for the first time.

T-Com: EBITDA, adjusted EBITDA

T-Com’s adjusted EBITDA was about EUR 2.3 billion in the first quarter of 2006. In view of the EUR 0.4 billion decline in revenue, the decline in adjusted EBITDA by only EUR 0.1 billion or 3.8 percent is disproportionately low. T-Com increased the adjusted EBITDA margin from 38.0 percent in the first quarter of 2005 to 38.8 percent in the first quarter of 2006 as a result of cost savings. This includes positive effects from cost reductions for rentals, including from leased-out office space and the more efficient use of space. In addition, revenue-driven costs for merchandise and telecommunications services were reduced. Volume and price factors at Billing & Collection and IT also had a positive impact, as did the optimization of receivables management. In addition, other operating income resulting from the transfer of the Telekom Direkt operational unit from Group Headquarters & Shared Services to the management control of T-Com to improve sales support for customers also had a positive impact.

T-Com generated adjusted EBITDA of around EUR 2.0 billion in Germany in the reporting period, a margin of 38.4 percent. Compared with the prior-year period, adjusted EBITDA declined by EUR 0.1 billion, while the margin increased by 1 percentage point. Adjusted EBITDA in the Eastern European subsidiaries declined by 3 percent to EUR 0.3 billion.

T-Online: EBITDA, adjusted EBITDA

T-Online’s adjusted EBITDA amounted to EUR 43 million. It should be noted that as of the first quarter of 2006, the provision of modems for customers is reported as customer acquisition costs in the income statement. This effect alone resulted in a reduction in adjusted EBITDA by around EUR 45 million in the first quarter.

In addition, in the first quarter of 2006 T-Online again made investments in the form of targeted advertising and sales measures to enhance customer acquisition rates, which led to higher customer acquisition and marketing costs. While these efforts caused a pronounced increase in customer numbers in Germany, France and Spain, they also caused a decline in EBITDA.

Broadband/ Fixed Network: EBIT	EBIT (profit from operations) in the first quarter of 2006 decreased to EUR 1.3 billion, a decline of 12 percent compared with the prior-year period.

Broadband/ Fixed Network: Personnel

At 110,202, the average number of employees in the Broadband/Fixed Network strategic business area in the first three months of 2006 was 2.4 percent lower than the corresponding prior-year figure. The average number of employees at T-Com decreased by almost 3,000. Two thirds of this decline related to the Eastern European subsidiaries, while one third was in Germany. In the first quarter, T-Com employed an average total of around 22,000 staff in Eastern Europe and around 85,000 in Germany. T-Online increased its average workforce by around 300 quarter-on-quarter to approximately 3,400 in the first quarter of 2006. In April 2006, Thomas Edig took over the position of member of the T-Com Board of Management responsible for Human Resources and will push ahead with the planned personnel restructuring program and the reorientation of T-Com toward customer service.

Business Customers.

		Mar. 31, 2006	Dec. 31, 2005	Change Mar. 31, 2006/ Dec. 31, 2005		Mar. 31, 2005	Change Mar. 31, 2006/ Mar. 31, 2005
				%			%
Enterprise Services(a)
Computing & Desktop Services
Number of servers managed and serviced	(units)	38,419	38,392	0.1		36,360	5.7
Number of workstations managed and serviced	(millions)	1.36	1.35	0.7		1.26	7.9
Systems Integration
Hours billed(b)	(millions)	2.9	11.5	—		2.8	3.6
Utilization rate(c)	(%)	79.8	79.1	0.7	p	77.3	2.5	p

Business Services(a)
Voice revenue(b)	(millions of €)	430	1,848	—		455	(5.5)
Data revenue (legacy/IP)(b) (millions of €)		564	2,346	—		579	(2.6)
IT revenue(b)	(millions of €)	135	405	—		81	66.7

(a)         The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

(b)        Cumulative figures at the balance sheet date.

(c)         Ratio of average number of hours billed to maximum possible hours billed per period.

Business Customers: Selected KPIs

The Business Customers strategic business area made a modest start to the 2006 financial year. New orders amounted to EUR 2,880 million in the first quarter of 2006 as compared with EUR 3,080 million in the same period last year. Customer relationships, on the other hand, continued to strengthen through new or expanded customer projects, reflecting the consistent implementation of the Focus on Growth program. In the Computing & Desktop Services area, the number of workstations managed and serviced grew by 7.9 percent, while the number of servers managed and serviced rose by 5.7 percent. The Systems Integration area recorded a further increase in capacity utilization, again reflecting the consistent implementation of the growth program. T-Systems recorded a clear boost of around 67 percent in IT sales to small, medium-sized and large enterprises. Sales of telecommunications services based on the Internet Protocol (IP) to this customer segment also started well, but are not yet strong enough to offset the decline in traditional data communications services.

Business Customers: Development of operations

	Q1 2006	Q1 2005	Change	Change		FY 2005
	millions of €	millions of €	millions of €	%		millions of €

Total revenue	3,011	3,106	(95)	(3.1)		12,850
Enterprise Services	1,944	2,041	(97)	(4.8)		8,370
Business Services	1,067	1,065	2	0.2		4,480
EBIT (profit from operations)	99	174	(75)	(43.1)		409
Special factors affecting EBIT	(28)	(1)	(27)	n.a.		(290)
Adjusted EBIT	127	175	(48)	(27.4)		699
Adjusted EBIT margin (%)	4.2	5.6		(1.4	)p	5.4

Depreciation, amortization and impairment losses	(214)	(217)	3	1.4		(896)
EBITDA(a)	313	391	(78)	(19.9)		1,305
Special factors affecting EBITDA(a)	(28)	(1)	(27)	n.a.		(281)
Adjusted EBITDA(a)	341	392	(51)	(13.0)		1,586
Adjusted EBITDA margin(a) (%)	11.3	12.6		(1.3	)p	12.3

Cash capex(b)	(153)	(132)	(21)	(15.9)		(775)

Number of employees(c)	51,738	51,314	424	0.8		51,744

(a)          Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 47 et seq.

(b)         Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(c)          Average number of employees.

Business Customers: Total revenue

At EUR 3.0 billion, total revenue in the Business Customers strategic business area for the first quarter 2006 declined by 3.1 percent year-on-year. This is mainly attributable to lower revenues generated in the Computing & Desktop Services and Telecommunications areas with multinational customers of the Enterprise Services business unit. In Computing & Desktop Services, revenues declined in particular as a result of a shortfall in incoming orders in 2005 as well as strong pressure on prices. The continued fall in prices also resulted in a loss of revenue in the Telecommunications area. Business in IP-based solutions was not able to offset declining voice revenues. Revenues stabilized, however, in the Business Services unit. This positive development is primarily attributable to noticeable growth in IT revenues from large and medium-sized enterprises. The growth rate was 66.7 percent year-on-year.

Business Customers: Net revenue

Business with customers outside the Deutsche Telekom Group declined in the first quarter of 2006 by 3.7 percent year-on-year, mainly as a result of lower revenues in the Enterprise Services business unit, and is a reflection in particular of a shortfall in orders received in 2005, as well as strong pressure on prices. Net revenue in the Business Services unit increased slightly year-on-year. In this area too, the successful implementation of the IT strategy for medium-sized enterprises and positive trends in the IP segment more than offset the continuing decline in voice and data revenues.

Business Customers: EBITDA, adjusted EBITDA

In the first quarter of 2006, Business Customers generated EBITDA of approximately EUR 0.3 billion, which corresponds to a decrease of 19.9 percent year-on-year. Besides the lower level of revenue, investments for newly initiated programs to promote growth – with a focus on the Business Services unit – also contributed to this decrease. On an adjusted basis, EBITDA declined by just 13 percent to EUR 0.3 billion, since restructuring costs are not included in this figure.

Business Customers: EBIT, adjusted EBIT	At EUR 0.1 billion, EBIT (profit from operations) declined year-on-year in the first quarter of 2006. Adjusted EBIT was around 27 percent below the prior-year level.

Business Customers: Personnel

The average headcount within the Business Customers strategic business area was 51,738, an increase of 0.8 percent year-on-year. This increase was mainly attributable to Systems Integration and Computing & Desktop Services.

Group Headquarters & Shared Services.

Group Headquarters & Shared Services performs strategic and cross-divisional management functions for the Group, as well as those operating activities that are not directly related to the core business of the units. The Shared Services unit mainly consists of the Real Estate Services division, whose activities include the management of Deutsche Telekom AG’s real estate portfolio in Germany; DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services, and Vivento.

In the first quarter of 2006, Vivento continued to develop projects and cooperation activities with authorities and other public sector clients. Its aim is to identify new employment opportunities for civil servants in particular. Another area of emphasis in the first quarter of 2006 was the provision of in-service training for Vivento staff. Vivento’s comprehensive training and development activities help to continue enhancing the attractiveness of staff for external employers.

Approximately 700 of the around 14,500-strong workforce are Vivento’s own employees/members of management, another 7,200 work in Vivento’s business lines, and around 6,600 are transferees. At the reporting date, some 4,000 of these transferees were engaged on a contract or temporary basis. In total, approximately 1,100 employees left Vivento in the first quarter of 2006. Since its formation, some 20,000 employees have found new jobs outside Vivento. Vivento took on around 400 employees during the reporting period, bringing the total number of Deutsche Telekom staff transferred to Vivento since its foundation to some 34,500. The employment rate remains high. At March 31, 2006, around 83 percent of the approximately 13,800 employees (excluding Vivento’s own staff and management) were in employment or undergoing training. A major contributing factor is the consistent and successful staffing of Vivento’s business models Vivento Technical Services led the way in increasing the number of staff in the first quarter to around 1,900, with another approximately 500 Vivento employees working for the company on a contract or temporary basis at March 31, 2006.

In 2005, Vivento developed Telekom Direkt (Deutsche Telekom Direktvertrieb und Beratung), a service-oriented direct sales and consulting channel for Deutsche Telekom. Some 160 employees were engaged on a permanent basis at Telekom Direkt in the reporting period, with another approximately 120 Vivento employees in contract or temporary positions. In the first quarter of 2006, Telekom Direkt was transferred to the business unit T-Com in the Broadband/Fixed Network strategic business area in the course of consolidating sales structures to form an efficient system.

Group Headquarters & Shared Services: Development of operations

	Q1 2006	Q1 2005	Change	Change	FY 2005
	millions of €	millions of €	millions of €	%	millions of €

Total revenue	871	853	18	2.1	3,505
EBIT (loss from operations)	(94)	(267)	173	64.8	(840)
EBIT margin (%)	(10.8)	(31.3)			(24.0)

Depreciation, amortization and impairment losses	(174)	(184)	10	5.4	(928)
EBITDA(a)	80	(83)	163	n.a.	88
Special factors affecting EBITDA(a)	(7)	(11)	4	36.4	423
Adjusted EBITDA(a)	87	(72)	159	n.a.	(335)
Adjusted EBITDA margin(a) (%)	10.0	(8.4)			(9.6)

Cash capex(b)	(114)	(56)	(58)	n.a.	(456)

Number of employees(c)	29,973	30,868	(895)	(2.9)	29,931
of which: at Vivento(d)	14,500	17,700	(3,200)	(18.1)	15,300

(a)          Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 47 et seq.

(b)         Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(c)          Average number of employees.

(d)         Number of employees at the balance sheet date, including Vivento’s own staff and management; figures rounded.

Group Headquarters & Shared Services: Total revenue

Total revenue of Group Headquarters & Shared Services developed positively year-on-year. Revenue increases were mainly attributable to the continued expansion of business at Vivento Customer Services and Vivento Technical Services.

Group Headquarters & Shared Services: EBITDA, adjusted EBITDA

EBITDA saw a clear increase over the first quarter of 2005. This was due largely to higher earnings from real estate sales compared with the previous year. In addition, EBITDA was positively impacted by the reversal of a provision in connection with the housing assistance program (“Wohnungsfuersorge”). The arbitration proceedings opened in 1998 between Deutsche Telekom AG and Deutsche Post AG concerning the legal basis and the allocation of costs for the housing assistance program for the successor companies of the former Deutsche Bundespost, that had been taken over by Deutsche Post AG in 1990 as a result of the provisions of Postreforms I and II, were resolved in March 2006. The arbitral award essentially rules that all past and future claims of Deutsche Post AG in connection with its pooled responsibility for providing housing assistance be settled by means of a one-time payment to Deutsche Post AG. Following the deduction of that payment, the provision Deutsche Telekom recognized for the resolution of these arbitral proceedings was reversed and recognized in the income statement, which in turn contributed to the improvement in EBITDA. Another positive EBITDA impact was the continued reduction in the Vivento workforce. This is offset by expenses relating to the transfer of Telekom Direkt to the T-Com business unit which is part of the Broadband/Fixed Network strategic business area. Negative special factors affecting EBITDA in the reporting period amounted to EUR 7 million, slightly less than in the first quarter of 2005. They include transfer payments to Vivento as well as charges for voluntary redundancy payments and other HR-related measures. Adjusted for these special factors, EBITDA rose by EUR 159 million to a total of EUR 87 million year-on-year.

Group Headquarters & Shared Services: EBIT

EBIT improved by EUR 173 million relative to the same period of the previous year. This is attributable to a clear increase in EBITDA as well as to lower depreciation, amortization, and impairment losses above all on Deutsche Telekom AG’s real estate assets.

Group Headquarters & Shared Services: Personnel

The average number of employees was 29,973, down 895 from the figure of the first quarter of 2005. This is mainly attributable to continued reductions in the Vivento workforce. A contrasting effect came from employee transfers from the strategic business areas, particularly from the T-Com business unit of the Broadband/Fixed Network strategic business area as a result of the migration of Facility Management activities to Group Headquarters & Shared Services and an improvement in Deutsche Telekom’s HR services.

Outlook.

Highlights after the balance sheet date (March 31, 2006).

Group

Workforce restructuring plans at Deutsche Telekom AG being implemented.

•                  In the second quarter of 2006 Deutsche Telekom AG plans to negotiate and implement the workforce restructuring plans, which will involve some personnel reductions, with the trade unions. In late March 2006 representatives of T-Com agreed with the trade unions to improve T-Com’s call center structure, which will result in a cut in the number of T-Com call centers in the Consumer Sales area from the current level of 96 to 60. The employees affected by the cuts will be offered alternative employment within Deutsche Telekom. Further, on April 1, 2006 the first workforce reductions were set in motion within T-Com, affecting 3,680 jobs. Here, again, the aim is to realize these measures as far as possible on a voluntary basis, e.g., by means of severance programs. Additional job cuts need to be made at Deutsche Telekom AG by September 1, 2006. In accordance with the collective agreement with the trade unions, the staff restructuring measures will not lead to any compulsory redundancies at Deutsche Telekom AG at least until the end of 2008. With regard to a solution for the civil servants working at Deutsche Telekom AG, the Company is coordinating closely with the relevant ministries and anticipates a decision in the second quarter of 2006.

Deutsche Telekom AG anticipates tough collective bargaining talks.

•                  The trade union ver.di duly terminated the collective wage agreement with Deutsche Telekom AG with effect from March 31, 2006. New negotiations began with various demands from the union, including a wage increase of six percent and a special bonus of EUR 250 for ver.di union members. Deutsche Telekom AG has rejected these demands on the grounds that they are clearly excessive. Deutsche Telekom AG aims to achieve a moderate wage agreement that will not jeopardize plans to implement a sustainable reduction in the personnel cost ratio. Negotiations with the trade unions will continue in May 2006. Deutsche Telekom anticipates that the union may initiate industrial action in the second quarter of 2006.

KfW Bankengruppe sells Deutsche Telekom shares to Blackstone.

•                  KfW Bankengruppe sold approximately 192 million shares in Deutsche Telekom AG, or around 4.5 percent of its share capital, to the private investment firm Blackstone for EUR 2.68 billion. As a result, KfW Bankengruppe’s stake in Deutsche Telekom has been reduced to 17.5 percent, with the total stake in Deutsche Telekom AG held jointly by the Federal Government and KfW Bankengruppe dropping to around 33 percent. Blackstone agreed with KfW Bankengruppe to lock up its holding for at least two years. In addition, KfW Bankengruppe has agreed to a one-year lock-up with respect to further sales of its shares in Deutsche Telekom.

Medium-term note issue.

•                  In April 2006 Deutsche Telekom took advantage of the favorable market to issue a medium-term note for EUR 750 million. The five-year bond was aimed specifically at retail investors and was successfully placed by the participating banks.

Merger of T-Online International AG into Deutsche Telekom AG.

•                  The shareholders’ meeting of T-Online International AG on April 29, 2005 approved the agreement signed with Deutsche Telekom on March 8, 2005 on the merger of T-Online into Deutsche Telekom. Due to lawsuits filed by several T-Online shareholders against the legality of this approval, the merger can be entered in the commercial registers of the two companies, and therefore completed, as soon as the responsible court issues a legally binding ruling in so-called judicial release proceedings that the lawsuits do not stand in the way of the recording of the merger in the commercial registers (release ruling), or the lawsuits are dismissed or dropped. The Frankfurt/Main Higher Regional Court, as the court of second instance, issued a release decision in February 2006. This decision is not yet final and legally binding, however, and various opponents of the judicial release proceedings – T-Online shareholders who have filed complaints – have filed for appeal with the Federal Court of Justice.

Mobile Communications

Go-ahead for acquisition of tele.ring.

•                  On April 26, 2006 the Competition Directorate-General of the European Commission and the Austrian telecommunications authorities cleared the acquisition of Austrian mobile communications provider tele.ring by T-Mobile Austria. The purchase price is approximately  EUR 1.3 billion. The deal was closed on April 28, 2006 and the company will be consolidated as of May 2, 2006. Following the acquisition, T-Mobile Austria now has approximately 3.3 million customers and a market share of 37 percent.

Internet access on high-speed ICE trains: First test phase a success.

•                  After a 100-day test phase T-Mobile and Deutsche Bahn are pleased to report that their innovative system is technically stable and the service was very well received and generated positive feedback from users. In the coming months T-Mobile and Deutsche Bahn will evaluate all results of the pilot phase and subsequently decide whether to extend the online service to other Deutsche Bahn routes and train types. Besides online access in the ICE trains, 20 stations have now been equipped as T-Mobile HotSpots.

T-Mobile UK introduces new pay-as-you-go plans.

•                  Having successfully introduced new plans such as Flext, Relax and U-Fix for contract customers, T-Mobile UK followed up on May 1, 2006 with new calling plans for pay-as-you-go users. They now have a choice of three simple, easy-to-understand plans. The lower per-minute prices aim to increase levels of mobile usage.

Broadband/ Fixed Network

T-DSL 16000: T-Com offers increased bandwidth for data-intensive applications.

•                  T-Com is continuing the T-DSL success story by fulfilling customers’ demands for greater bandwidth. The new high-speed T-DSL 16000 service, an excellent choice for particularly data-intensive applications, will be launched in mid May 2006 at an attractive price. The new service offers maximum speeds of up to 16 Mbit/s downstream and 1,024 kbit/s upstream.

DualPhone solution T-One.

•                  T-One is a simple, convenient solution for both T-DSL and T-Net customers to use voice and data services in the German fixed and mobile networks. Whether at home, on the move or using one of T-Com and T-Mobile’s German HotSpots, customers can now talk and send text and multimedia messages using just one device. The DSL version of the device supports both W-LAN technology and the transmission technologies used in digital mobile networks. 1,000 customers will take part in an exclusive program to test the DSL version of the universal device from May 15, 2006. T-One is scheduled to be launched in mid 2006.

T-Com headquarters’ new structure creates streamlined, efficient decision-making channels.

•                  After agreement was reached with the trade unions on April 20, 2006, the new structure of T-Com’s headquarters will be implemented in July 2006. T-Com can now offer vastly improved customer service, while administrative procedures have been simplified and bureaucratic structures minimized. 1,200 employees will assume functions in the new headquarters. Personnel requirements will decrease by 1,500 compared with current levels. These figures are already part of the existing workforce restructuring program.

Reduction in interconnection charges.

•                  On April 13, 2006 the Federal Network Agency set the new interconnection charges for the telecommunications market, which lowered charges by 10 percent on average. The new charges will apply from June 1, 2006 to November 30, 2008.

DSL resale – Ex post rates regulation by Federal Network Agency.

•                  On April 6, 2006 the Federal Network Agency initiated ex post rates regulation for DSL resale rates. The aim is to clarify whether the wholesale terms and conditions for the DSL resale products are distorting competition to the detriment of other providers. The Agency must issue its findings by June 6, 2006.

Bitstream access – draft regulatory order.

•                  On April 26, 2006 the Federal Network Agency published its draft regulatory order for bitstream access at the IP level. It is intended to oblige Deutsche Telekom AG to enable bitstream access as well as to obtain ex ante approval for access rates. The draft is open to comments from competitors and from Deutsche Telekom until May 26, 2006, after which the Federal Network Agency will review the regulatory order, taking into consideration the comments received, and submit it to the commission. The regulatory order is not expected to be finalized before July 2006.

Business Customers

T-Systems offers companies outsourcing services “powered by SAP.”

•                  Deutsche Telekom’s business customers brand T-Systems and the Walldorf-based software developer SAP have signed a five-year cooperation agreement, making T-Systems the first ICT provider to offer the complete range of billing services for other companies based on SAP software. The billing cooperation with SAP involves T-Systems using a SAP application that was developed specifically for billing processes. This is beneficial to customers who also use SAP applications in other areas of their business. T-Systems currently processes, prints and dispatches around 450 million bills annually for its customers. T-Systems and SAP have also signed an additional agreement on the outsourcing of HR management services.

Development of revenue and profit.(6)

Group

Group-wide measures are helping to secure sustained profitable growth and value enhancement. Deutsche Telekom is investing more heavily in revenue growth in 2006. Against the backdrop of the current situation in the market, Deutsche Telekom expects EBITDA (adjusted for special factors) to be between EUR 20.2 billion and 20.7 billion for 2006. Deutsche Telekom expects investment in the market to result in a year-on-year increase in EBITDA (adjusted for special factors) of up to EUR 1.5 billion as early as 2007. Deutsche Telekom anticipates average annual revenue growth of approximately 5 percent in the Group over the next two years.

Deutsche Telekom aims to continue offering its shareholders an attractive dividend. Among other factors, this will largely depend on the development of net profit.

The strategy of investing in revenue growth will also be reflected in investments in property, plant and equipment and in intangible assets (excluding goodwill), which will again be concentrated on the Broadband/Fixed Network and Mobile Communications strategic business areas.

It is vital to the Group’s long-term success that it remain able to operate on a sound financial footing. This includes in particular maintaining a net debt to EBITDA ratio of between 2 and 3, a liquidity reserve of at least 40 percent of net debt and an appropriate gearing (ratio of net debt to equity) of between 0.8 and 1.2.

The immense changes in Deutsche Telekom’s market environment – in particular the rapid technological change – are forcing Deutsche Telekom to adapt its workforce structure. As a result, Deutsche Telekom has set itself the target of reducing the number of jobs at Deutsche Telekom AG by 19,000 net by 2008. The workforce reduction will be implemented using voluntary instruments such as partial retirement arrangements or severance payments. A total of approximately EUR 3.3 billion has been made available for this purpose.

(6)   Outlook contains forward-looking statements that reflect management’s current views with respect to future events. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could,” “plan,” “project,” “should” and similar expressions identify forward-looking statements. These forward-looking statements include statements on the expected development of net revenues, adjusted EBITDA, liquidity reserves, gearing, and personnel numbers for 2006 and 2007. Such statements are subject to risks and uncertainties, such as an economic downturn in Europe or North America, changes in exchange and interest rates, the outcome of disputes in which Deutsche Telekom is involved, and competitive and regulatory developments. Some uncertainties or other imponderabilities that might influence Deutsche Telekom’s ability to achieve its objectives are described in the “Forward Looking Statements” and “Risk factors” sections of the Annual Report on Form 20-F and in the Disclaimer at the end of this report. Should these or other uncertainties and imponderabilities materialize or the assumptions underlying any of these statements prove incorrect, the actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not guarantee that its forward-looking statements will prove correct. The forward-looking statements presented here are based on the current structure of the Group, without regard to significant acquisitions, dispositions or business combinations Deutsche Telekom may choose to undertake (with the exception of the planned merger with T-Online that, for the purpose of Deutsche Telekom’s forward-looking statements, it is assumed will become effective in 2006, but which is subject to uncertainties). They are made with respect to conditions as of the date of this document’s publication. Deutsche Telekom does not intend or assume any obligation to update forward-looking statements.

Mobile Communications

T-Mobile expects net revenue to grow in 2006, with T-Mobile USA remaining the primary growth driver. For the year as a whole, T-Mobile expects EBITDA to increase further, although the EBITDA margin in Western Europe will be negatively influenced by higher customer acquisition costs. The further development of U.S. dollar and pound sterling exchange rates may have an effect on T-Mobile’s revenue and profit measured in euros.

Broadband/ Fixed Network

The Broadband/Fixed Network strategic business area expects net revenue to decline on the whole in 2006 due to intense competition and price reductions resulting from regulatory requirements. The planned introduction of innovative products like the T-One DualPhone or triple-play services as well as other measures aimed at defending the existing customer base is intended to bring about a reversal in the revenue trend beginning in 2007.

Declining revenue and start-up losses for new products will result in a reduction in adjusted EBITDA in 2006. In 2007, the increase in net revenue and the broad implementation of the Simplicity program to increase efficiency are expected to improve the earnings situation.

With respect to future business developments, the outlook is based in part on the expectation that the merger of
T-Online International AG into Deutsche Telekom AG will be completed successfully in 2006.

Business Customers

The Business Customers strategic business area (T-Systems) is forecasting an increase in revenue and profit for the
2006 financial year. Alongside the IT business, the Focus on Growth program launched as part of Deutsche Telekom’s Excellence Program will continue to be a major force driving this trend.

Group Headquarters & Shared Services

The EBITDA of Group Headquarters & Shared Services is influenced largely by Vivento and by the success of the development of the business models and the realization of employment opportunities. The major earnings effects of the first quarter of 2006 will have a positive impact on EBITDA for the 2006 financial year.

Risk situation.

For additional explanations, in particular on the risks of the merger of T-Online International AG into Deutsche Telekom AG and on regulatory issues, please refer to the Disclaimer at the end of this report and to the other risk factors described in the management report as of December 31, 2005 and in the Annual Report on Form 20-F.

Legal

•      On January 19, 2006, Deutsche Telekom AG was served with a writ from Arcor AG & Co. KG. The plaintiff is seeking damages that it alleges arose because Deutsche Telekom prevented it from offering analog telephone lines on the end user market at competitive prices in the period from January 1998 through September 2003 by creating a price squeeze between the costs of wholesale services for renting subscriber lines and the end user prices for line services. The plaintiff alleges that with this price squeeze, Deutsche Telekom AG violated Article 82 of the EC Treaty. According to the plaintiff, the claim for damages asserted with the writ, approximately EUR 42 million plus interest of 5 percent over the reference rate since November 16, 2005, corresponds to the profit that the plaintiff would have generated with analog telephone lines were it not for Deutsche Telekom AG’s alleged violation of competition rules. With pleadings dated February 28, 2006, which were served on March 7, 2006, the plaintiff has increased its claim by approximately EUR 181 million plus interest of 5 percent over the reference rate from the time the matter became pending before the court, to a total of around EUR 223 million. Deutsche Telekom AG views the complaint as unfounded.

•      On April 13, 2006, Vivendi Universal SA filed arbitration proceedings with the International Court of Arbitration at the International Chamber of Commerce in Paris, with Geneva, Switzerland as the place of arbitration, against Deutsche Telekom AG based on an alleged breach of contract. Among the plaintiff’s demands is a claim for damages in the amount of “at least EUR 3 billion.” It is claimed that a verbal agreement was made between the plaintiff and Deutsche Telekom AG/T-Mobile International AG & Co. KG, Elektrim Telekomunikacja and other parties, which would have led, among other things, to an end to all legal disputes relating to the investment in Polska Telefonia Cyfrowa Sp.zoo (PTC). Deutsche Telekom and T-Mobile International believe these claims to be unfounded, and that both the facts at hand and the amount claimed are incomprehensible.

Reconciliation of pro forma figures.

Pro forma figures include EBITDA and EBITDA adjusted for special factors, EBITDA margin, EBITDA margin adjusted for special factors, as well as free cash flow, and gross and net debt.

Pro forma figures are not governed by the International Financial Reporting Standards (IFRS) or U.S. Generally Accepted Accounting Principles (U.S. GAAP). As other companies may not compute the pro forma figures presented by Deutsche Telekom in the same way, Deutsche Telekom’s pro forma figures are only comparable with similarly designated disclosures by other companies to a limited extent.

The pro forma figures in this Interim Report should not be viewed in isolation as an alternative to profit/loss from operations, net profit/loss, net cash from operating activities or the debt reported in the consolidated balance sheet, or other Deutsche Telekom key performance indicators presented in accordance with IFRS or U.S. GAAP.

EBITDA and EBITDA adjusted for special factors.

EBITDA

EBITDA for the strategic business areas and the Group as a whole is derived from profit/loss from operations (EBIT). This measure of earnings before profit/loss attributable to minority interests, income taxes and profit/loss from financial activities is additionally adjusted for depreciation, amortization and impairment losses to calculate EBITDA. It should be noted that Deutsche Telekom’s definition of EBITDA may differ from that used by other companies.

In this definition, profit/loss from financial activities includes finance costs, the share of profit/loss of associates and joint ventures accounted for using the equity method, and other financial income/expense. As it is based on profit/loss from operations, this method of computation allows EBITDA to be derived in a uniform manner on the basis of a measure of earnings in accordance with IFRS published for the strategic business areas and the Group as a whole.

EBITDA is an important indicator used by Deutsche Telekom’s senior operating decision-makers to manage Deutsche Telekom’s operating activities and measure the performance of the individual strategic business areas.

Adjusted EBITDA

Deutsche Telekom defines EBITDA adjusted for special factors as profit/loss from operations (EBIT) before depreciation, amortization and impairment losses and before the effects of any special factors.

Deutsche Telekom uses EBITDA adjusted for special factors as an internal performance indicator for the management of its operational business activities, and to allow it to better evaluate and compare developments over several reporting periods. Further details of the effects of special factors on Group EBITDA and the EBITDA of the strategic business areas can be found in the section on “Special factors.”

EBITDA margin/adjusted EBITDA margin

To compare the performance of profit-oriented units of different sizes, the EBITDA margin and the adjusted EBITDA margin (EBITDA to revenue) are presented in addition to EBITDA and adjusted EBITDA. The EBITDA margin is calculated as the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

Special factors.

Deutsche Telekom’s net profit/loss and EBITDA of the Group and of the strategic business areas were affected by a range of special factors in both the reporting period and the prior-year period.

The underlying concept involves the elimination of special factors that affect operational business activities and thus impair the comparability of EBITDA and net profit/loss with the corresponding figures for prior periods. In addition, a statement about the future development of EBITDA and net profit is only possible to a limited extent due to such special factors.

Adjustments are made irrespective of whether the relevant income and expenses are reported in profit/loss from operations, profit/loss from financial activities, or in tax expense. Income and expenses directly relating to the items being adjusted are also adjusted.

The tables in the sections on the strategic business areas and under “Deutsche Telekom at a glance” outline the way in which Deutsche Telekom derives EBITDA adjusted for special factors for the Group as a whole and for the strategic business areas from profit/loss from operations in accordance with IFRS. The special factors are presented for the reporting period and the prior-year period.

Reconciliation
of the
consolidated
income
statement

	Q1 2006	Special factors in Q1 2006		Q1 2006 without special factors	Q1 2005	Special factors in Q1 2005		Q1 2005 without special factors	FY 2005
	millions of €	millions of €		millions of €	millions of €	millions of €		millions of €	millions of €

Net revenue	14,842			14,842	14,288			14,288	59,604
Cost of sales	(7,821)	(59	)(a)	(7,762)	(7,525)			(7,525)	(31,327)
Gross profit	7,021	(59)		7,080	6,763			6,763	28,277
Selling expenses	(3,774)	(8	)(b)	(3,766)	(3,435)			(3,435)	(14,407)
General and administrative expenses	(1,077)	(7)		(1,070)	(1,026)	(7	)(f)	(1,019)	(3,948)
Other operating income	350			350	279			279	1,584
Other operating expenses	(202)	(18	)(c)	(184)	(294)	(13	)(g)	(281)	(1,338)
Profit (loss) from operations	2,318	(92)		2,410	2,287	(20)		2,307	10,168
Profit (loss) from financial activities	(568)	196	(d)	(764)	(715)	21	(h)	(736)	(2,469)
Profit (loss) before income taxes	1,750	104		1,646	1,572	1		1,571	7,699
Income taxes	(563)	12	(e)	(575)	(466)	7	(i)	(473)	(2,573)
Profit after income taxes	1,187	116		1,071	1,106	8		1,098	5,126
Profit attributable to minority interests	108			108	122			122	463
Net profit	1,079	116		963	984	8		976	4,663

EBIT (profit from operations)	2,318	(92)		2,410	2,287	(20)		2,307	10,168
Depreciation, amortization and impairment losses	(2,570)	(10)		(2,560)	(2,534)			(2,534)	(10,561)

EBITDA	4,888	(82)		4,970	4,821	(20)		4,841	20,729
EBITDA margin (%)	32.9	n.a.		33.5	33.7	n.a.		33.9	34.8

Special factors in the first quarter of 2006:

(a)   Mainly expenses incurred in prior periods as a result of recognizing T-Online subscriber acquisition costs in the income statement (Broadband/Fixed Network) and non-personnel related restructuring expenses in the Business Customers strategic business area.

(b)   Mainly expenses incurred in prior periods as a result of recognizing T-Online subscriber acquisition costs in the income statement (Broadband/Fixed Network).

(c)   Mainly expenses resulting from the impairment loss on the goodwill of Slovak Telekom in Broadband/Fixed Network and Mobile Communications, and non-personnel related restructuring expenses in the Business Customers strategic business area.

(d)   Retroactive income from the sale of Celcom/Malaysia (Group Headquarters & Shared Services).

(e)   Tax effects from special factors on profit before income taxes.

Special factors in the first quarter of 2005:

(f)    Personnel-related restructuring expenses at T-Mobile Austria.

(g)   Severance and voluntary redundancy payments at Vivento (Group Headquarters & Shared Services).

(h)   Gain on the disposal of the stake in Intelsat (Group Headquarters & Shared Services).

(i)    Tax effects from special factors on profit before income taxes, including in particular from restructuring expenses and severance and voluntary redundancy payments.

Free cash flow.

Deutsche Telekom defines free cash flow as cash generated from operations less interest paid and cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment.

Deutsche Telekom believes that free cash flow is used by investors as a measure to assess the Group’s cash generated from operations (after deductions for interest paid and cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment), in particular with regard to subsidiaries, associates and joint ventures, and the repayment of debt. Free cash flow should not be used to determine the financial position of the Group. A further factor to be noted is that Deutsche Telekom’s definition of free cash flow and its methods of computing this measure are only comparable with similarly designated measures and disclosures by other companies to a limited extent.

Reconciliation
of the Group’s
free cash flow

	Q1 2006	Q1 2005	FY 2005
	millions of €	millions of €	millions of €

Cash generated from operations	3,305	2,576	17,929
Interest paid	(509)	(400)	(2,931)
Net cash from operating activities	2,796	2,176	14,998
Cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill)	(2,044)	(3,091)	(9,269)
Free cash flow before dividend payments	752	(915)	5,729

Gross and net debt.

Gross debt includes not only bonds and liabilities to banks, but also liabilities to non-banks from promissory notes, lease liabilities, liabilities arising from ABS transactions (capital market liabilities), liabilities from derivatives and cash collateral received for positive fair values of derivatives, as well as other interest-bearing financial liabilities.

Net debt is calculated by deducting cash and cash equivalents as well as financial assets classified as held for trading and available for sale (due < 1 year). In addition, all derivative financial instruments and other financial assets are deducted from gross debt. Other financial assets include all cash collateral paid for negative fair values of derivatives and ABS transactions, as well as other interest-bearing financial assets.

Deutsche Telekom considers net debt to be an important performance indicator for investors, analysts and rating agencies. Deutsche Telekom also uses net debt for purposes of managing and controlling debt.

Reconciliation
of the Group’s
gross and net
debt

	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2005
	millions of €	millions of €	millions of €

Bonds	39,696	37,255	42,275
Liabilities to banks	2,447	2,227	3,121
Liabilities to non-banks from promissory notes	641	645	656
Liabilities from derivatives	549	678	1,143
Lease liabilities	2,374	2,373	2,459
Liabilities arising from ABS transactions	1,331	1,363	1,487
Other financial liabilities	185	106	69
Gross debt	47,223	44,647	51,210
Cash and cash equivalents	8,343	4,975	6,260
Available-for-sale/held-for-trading financial assets	123	148	934
Derivatives	395	445	523
Other financial assets	573	440	496
Net debt	37,789	38,639	42,997

T-Share price performance.

Performance of the T-Share Jan. 2 –Mar. 31, 2006

		Mar. 31, 2006	Mar. 31, 2005	Dec. 31, 2005

Xetra closing prices	(€)
Exchange price at the balance sheet date		13.92	15.40	14.08
High (during the preceding quarter)		14.34	16.84	15.34
Low (during the preceding quarter)		12.90	15.25	13.80

Weighting of the T-Share in major stock indexes
DAX 30	(%)	5.7	8.5	6.4
Dow Jones Europe STOXX Telecommunications©	(%)	9.9	9.7	9.0

Market capitalization	(billions of €)	58.4	64.7	59.1
Shares issued	(millions)	4,198.10	4,197.87	4,198.08

Capital markets environment.

The uptrend in international stock markets, which started in 2005, was carried over into the first quarter of 2006. This was particularly evident in the euro zone, where markets showed resilience against rising oil prices and hikes in key interest rates, thanks to positive corporate results and strong earnings yields, combined with increased mergers and acquisitions activity. The performance of the DAX 30 was particularly strong. The index approached 6,000 points for the first time in five years during March 2006, closing the first quarter of 2006 at a level of 5,970 – up 10.4 percent from the 2005 year-end.

Development of international indexes.

Major international stock markets were strong overall during the first quarter of 2006. The Dow Jones Euro STOXX 50® advanced by 4.7 percent while in the United States, the Dow Jones Industrial Index rose by 3.7 percent and NASDAQ was up by as much as 6.1 percent. In Japan, the Nikkei 225 Index rose by 5.9 percent.

T-Share performance.

Developments in the European telecommunications sector remained unsatisfactory in early 2006 with the Dow Jones Europe STOXXTelecommunications©  sector index down by 1 percent on the previous quarter. Market sentiment continued to be burdened by negative news, particularly by France Télécom’s renewed profit warning and the surprisingly weak performance of Vodafone’s German business at the beginning of the year. Major banks downgraded their ratings for the entire sector in the wake of these developments.

Having first been affected by the massive losses in the France Télécom share price, the T-Share was additionally burdened by speculation regarding the placement of further T-Shares held by the Federal Republic/KfW Bankengruppe. Thanks to Deutsche Telekom’s positive business figures for the 2005 financial year, the T-Share finally contributed to a better sector sentiment in March, rising 5.1 percent month-on-month to €13.92. On a quarterly view, this price was 1.1 percent below the year-end closing price at December 31, 2005, in line with the performance of the sector index.

Performance of the T-Share vs. the DAX and the Dow Jones Europe STOXX Telecommunications© indexes Jan. 2 – Mar. 31, 2006
Performance of the T-Share vs. European competitors Jan. 2 – Mar. 31, 2006

Corporate governance.

In the most recent Declaration of Conformity released on December 12, 2005 pursuant to § 161 of the German Stock Corporation Act, the Board of Management and Supervisory Board of Deutsche Telekom AG declared that Deutsche Telekom AG had complied with the recommendations of the “Government Commission for a German Corporate Governance Code,” published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 20, 2005, without exception. The full text of the Declaration of Conformity can be found on Deutsche Telekom’s website (www.deutschetelekom.com). The Declaration of Conformity by the publicly traded subsidiary T-Online International AG has been made available to shareholders on T-Online International AG’s website.

Deutsche Telekom AG shares are listed as American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE). As a result, Deutsche Telekom is subject to the NYSE listing rules as well as to U.S. capital market legislation, in particular the Sarbanes-Oxley Act of 2002 and associated regulations of the Securities and Exchange Commission (SEC) for listed foreign entities. A brief, general summary of the significant differences between German corporate governance standards and NYSE corporate governance rules that apply to U.S. entities is contained in Deutsche Telekom’s Annual Report on 20-F for the 2005 financial year, and is also published at www.deutschetelekom.com under the Corporate Governance section of the Investor Relations homepage.

Deutsche Telekom introduced a Code of Conduct on April 19, 2006. Not only is the Code of Conduct a bridge between T-Spirit, relevant legislation and Group policies, it also complies with the requirements placed on Deutsche Telekom as a listed company. Moreover, the Code is the Company’s way to link value management and ethical management with compliance and anti-fraud management.

Consolidated financial statements.

Consolidated income statement

	Q1 2006	Q1 2005	Change	Change	FY 2005
	millions of €	millions of €	millions of €	%	millions of €

Net revenue	14,842	14,288	554	3.9	59,604
Cost of sales	(7,821)	(7,525)	(296)	(3.9)	(31,862)
Gross profit	7,021	6,763	258	3.8	27,742
Selling expenses	(3,774)	(3,435)	(339)	(9.9)	(14,683)
General and administrative expenses	(1,077)	(1,026)	(51)	(5.0)	(4,210)
Other operating income	350	279	71	25.4	2,408
Other operating expenses	(202)	(294)	92	31.3	(3,635)
Profit from operations	2,318	2,287	31	1.4	7,622
Finance costs	(658)	(707)	49	6.9	(2,401)
Interest income	73	99	(26)	(26.3)	398
Interest expense	(731)	(806)	75	9.3	(2,799)
Share of profit of associates and joint ventures accounted for using the equity method	32	36	(4)	(11.1)	214
Other financial income (expense)	58	(44)	102	n.a.	777
Loss from financial activities	(568)	(715)	147	20.6	(1,410)
Profit before income taxes	1,750	1,572	178	11.3	6,212
Income taxes	(563)	(466)	(97)	(20.8)	(196)
Profit after income taxes	1,187	1,106	81	7.3	6,016
Profit attributable to minority interests	108	122	(14)	(11.5)	432
Net profit (profit (loss) attributable to equity holders of the parent)	1,079	984	95	9.7	5,584

Earnings per
share

		Q1 2006	Q1 2005	Change	Change %	FY 2005

Earnings per share/ADS
Basic	(€)	0.25	0.23	0.02	8.7	1.31
Diluted	(€)	0.25	0.23	0.02	8.7	1.31

Consolidated
balance sheet

	Mar. 31, 2006	Dec. 31, 2005	Change	Change	Mar. 31, 2005
	millions of €	millions of €	millions of €	%	millions of €

Assets
Current assets	21,025	16,668	4,357	26.1	19,233
Cash and cash equivalents	8,343	4,975	3,368	67.7	6,260
Trade and other receivables	7,147	7,512	(365)	(4.9)	7,051
Current recoverable income taxes	595	613	(18)	(2.9)	441
Other financial assets	1,453	1,362	91	6.7	2,216
Inventories	1,094	1,097	(3)	(0.3)	1,082
Other assets	2,393	1,109	1,284	n.a.	2,183
Non-current assets	109,315	111,212	(1,897)	(1.7)	109,699
Intangible assets	51,985	52,675	(690)	(1.3)	53,014
Property, plant and equipment	46,837	47,806	(969)	(2.0)	48,203
Investments accounted for using the equity method	1,864	1,825	39	2.1	1,751
Other financial assets	778	779	(1)	(0.1)	1,676
Deferred tax assets	7,263	7,552	(289)	(3.8)	4,727
Other assets	588	575	13	2.3	328
Total assets	130,340	127,880	2,460	1.9	128,932

Liabilities and shareholders’ equity
Current liabilities	24,469	24,958	(489)	(2.0)	25,229
Financial liabilities	10,581	10,374	207	2.0	12,388
Trade and other payables	5,724	6,902	(1,178)	(17.1)	5,184
Income tax liabilities	1,565	1,358	207	15.2	1,072
Provisions	3,487	3,621	(134)	(3.7)	3,491
Other liabilities	3,112	2,703	409	15.1	3,094
Non-current liabilities	55,735	53,340	2,395	4.5	56,777
Financial liabilities	38,819	36,347	2,472	6.8	41,751
Provisions for pensions and other employee benefits	4,668	4,596	72	1.6	4,256
Other provisions	1,955	2,036	(81)	(4.0)	2,923
Deferred tax liabilities	8,278	8,331	(53)	(0.6)	6,302
Other liabilities	2,015	2,030	(15)	(0.7)	1,545
Liabilities	80,204	78,298	1,906	2.4	82,006

Shareholders’ equity	50,136	49,582	554	1.1	46,926
Issued capital	10,747	10,747	0	—	10,747
Capital reserves	49,565	49,561	4	0.01	49,536
Retained earnings including carryforwards	(13,175)	(18,760)	5,585	29.8	(16,171)
Other comprehensive income	(1,639)	(1,055)	(584)	(55.4)	(1,699)
Net profit	1,079	5,584	(4,505)	(80.7)	984
Treasury shares	(5)	(6)	1	16.7	(8)
Equity attributable to equity holders of the parent	46,572	46,071	501	1.1	43,389
Minority interests	3,564	3,511	53	1.5	3,537
Total liabilities and shareholders’ equity	130,340	127,880	2,460	1.9	128,932

Equity attributable to equity holders of the parent

Statement of
changes in
equity

	Equity contributed		Consolidated shareholders’ equity generated
	Issued capital	Capital reserves	Retained earnings	Carry- forwards	Net profit (loss)	Total
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €

Balance at Jan. 1, 2005	10,747	49,528	(19,829)	2,063	1,593	(16,173)
Changes in the composition of the Group
Profit (loss) after income taxes					984	984
Unappropriated net profit (loss) carried forward				1,593	(1,593)	0
Dividend payments
Proceeds from the exercise of stock options		8
Proceeds from the exercise of option and conversion rights
Change in other comprehensive income (not recognized in income statement)			2			2
Recognition of other comprehensive income in income statement
Balance at Mar. 31, 2005	10,747	49,536	(19,827)	3,656	984	(15,187)

Balance at Jan. 1, 2006	10,747	49,561	(22,416)	3,656	5,584	(13,176)
Changes in the composition of the Group
Profit (loss) after income taxes					1,079	1,079
Unappropriated net profit (loss) carried forward				5,584	(5,584)	0
Dividend payments
Sale of 2005 anniversary shares		(1)
Proceeds from the exercise of stock options		5
Change in other comprehensive income (not recognized in income statement)			1			1
Recognition of other comprehensive income in income statement
Balance at Mar. 31, 2006	10,747	49,565	(22,415)	9,240	1,079	(12,096)

Statement of
changes in
equity

	Other comprehensive income
	Fair value measurement of available- for-sale financial assets	Fair value measurement of hedging instruments	Revaluation due to business combinations	Deferred taxes	Difference from currency translation	Total
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €

Balance at Jan. 1, 2005	860	1,429	63	(556)	(4,474)	(2,678)
Changes in the composition of the Group
Profit (loss) after income taxes
Unappropriated net profit (loss) carried forward
Dividend payments
Proceeds from the exercise of stock options
Proceeds from the exercise of option and conversion rights
Change in other comprehensive income (not recognized in income statement)	95	(227)	(2)	84	1,074	1,024
Recognition of other comprehensive income in income statement	(46)	1				(45)
Balance at Mar. 31, 2005	909	1,203	61	(472)	(3,400)	(1,699)

Balance at Jan. 1, 2006	2	864	58	(335)	(1,644)	(1,055)
Changes in the composition of the Group
Profit (loss) after income taxes
Unappropriated net profit (loss) carried forward
Dividend payments
Sale of 2005 anniversary shares
Proceeds from the exercise of stock options
Change in other comprehensive income (not recognized in income statement)	(1)	88	(1)	(32)	(637)	(583)
Recognition of other comprehensive income in income statement		(1)				(1)
Balance at Mar. 31, 2006	1	951	57	(367)	(2,281)	(1,639)

Statement of
changes in
equity

	Treasury shares	Total equity (attributable to equity holders of the parent)	Minority interest capital
	millions of €	millions of €	millions of €

Balance at Jan. 1, 2005	(8)	41,416	4,332
Changes in the composition of the Group			(1,002)
Profit (loss) after income taxes		984	122
Unappropriated net profit (loss) carried forward
Dividend payments
Proceeds from the exercise of stock options		8
Proceeds from the exercise of option and conversion rights
Change in other comprehensive income (not recognized in income statement)		1,026	2
Recognition of other comprehensive income in income statement		(45)
Balance at Mar. 31, 2005	(8)	43,389	3,454

Balance at Jan. 1, 2006	(6)	46,071	3,408
Changes in the composition of the Group			2
Profit (loss) after income taxes		1,079	108
Unappropriated net profit (loss) carried forward
Dividend payments			(54)
Sale of 2005 anniversary shares	1
Proceeds from the exercise of stock options		5
Change in other comprehensive income (not recognized in income statement)		(582)	1
Recognition of other comprehensive income in income statement		(1)
Balance at Mar. 31, 2006	(5)	46,572	3,465

Statement of
changes in
equity

	Minority interests
	Other comprehensive income
	Revaluation due to business combinations	Deferred taxes	Difference from currency translation	Other	Total	Total (minority interest in equity)	Total consolidated shareholders’ equity
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €

Balance at Jan. 1, 2005	61	0	(7)	1	55	4,387	45,803
Changes in the composition of the Group			(2)		(2)	(1,004)	(1,004)
Profit (loss) after income taxes						122	1,106
Unappropriated net profit (loss) carried forward
Dividend payments
Proceeds from the exercise of stock options							8
Proceeds from the exercise of option and conversion rights
Change in other comprehensive income (not recognized in income statement)	(2)		32		30	32	1,058
Recognition of other comprehensive income in income statement							(45)
Balance at Mar. 31, 2005	59	0	23	1	83	3,537	46,926

Balance at Jan. 1, 2006	63	0	39	1	103	3,511	49,582
Changes in the composition of the Group	5	(2)			3	5	5
Profit (loss) after income taxes						108	1,187
Unappropriated net profit (loss) carried forward
Dividend payments						(54)	(54)
Sale of 2005 anniversary shares							0
Proceeds from the exercise of stock options							5
Change in other comprehensive income (not recognized in income statement)	(1)		(6)		(7)	(6)	(588)
Recognition of other comprehensive income in income statement							(1)
Balance at Mar. 31, 2006	67	(2)	33	1	99	3,564	50,136

Consolidated
cash flow
statement

	Q1 2006	Q1 2005	FY 2005
	millions of €	millions of €	millions of €

Profit after income taxes	1,187	1,106	6,016
Depreciation, amortization and impairment losses	2,570	2,534	12,497
Income tax expense (refund)	563	466	196
Interest income and interest expenses	658	707	2,401
(Gain) loss from the disposal of non-current assets	(279)	(22)	(1,058)
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(32)	(36)	(152)
Other non-cash transactions	67	(18)	(111)
Change in assets carried as working capital	(806)	(758)	(360)
Change in provisions	(180)	25	(230)
Change in other liabilities carried as working capital	(237)	(1,015)	(130)
Income taxes received (paid)	(212)	(424)	(1,200)
Dividends received	6	11	60
Cash generated from operations	3,305	2,576	17,929
Net interest paid	(509)	(400)	(2,931)
Net cash from operating activities	2,796	2,176	14,998
Cash outflows for investments in
Intangible assets	(228)	(623)	(1,868)
Property, plant and equipment	(1,816)	(2,468)	(7,401)
Non-current financial assets	(115)	(39)	(604)
Investments in fully consolidated subsidiaries	(290)	(2,003)	(2,051)
Proceeds from disposal of
Intangible assets	0	2	33
Property, plant and equipment	291	107	333
Non-current financial assets	200	157	1,648
Net change in short-term investments and marketable securities	(139)	(856)	(148)
Other	(63)	0	0
Net cash used in investing activities	(2,160)	(5,723)	(10,058)
Proceeds from issue of current financial liabilities	174	434	5,304
Repayment of current financial liabilities	(565)	(1,464)	(14,747)
Proceeds from issue of non-current financial liabilities	3,317	3,019	4,944
Repayment of non-current financial liabilities	(83)	(169)	(443)
Dividend payments	(64)	0	(2,931)
Proceeds from the exercise of stock options	4	8	34
Repayment of lease liabilities	(56)	(56)	(200)
Net cash from (used in) financing activities	2,727	1,772	(8,039)
Effect of foreign exchange rate changes on cash and cash equivalents	5	30	69
Net increase (decrease) in cash and cash equivalents	3,368	(1,745)	(3,030)
Cash and cash equivalents, at the beginning of the period	4,975	8,005	8,005
Cash and cash equivalents, at end of the period	8,343	6,260	4,975

Accounting in accordance with IFRS.

Statement of compliance

The financial statements as at March 31, 2006 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). All IFRSs issued by the International Accounting Standards Board (IASB) that were effective at the time of preparing these financial statements and were applied by Deutsche Telekom have been adopted by the European Commission for use inside the EU. The financial statements for the period ended March 31, 2006 were prepared in compliance with IAS 34.

In contrast to the quarterly financial statements published in 2005 and aside from changes in presentation, adjustments were made as part of the final preparations for the first IFRS consolidated financial statements as of December 31, 2005. The adjustments mainly apply to the remeasurement of bonds due to ratings adjustments and a correction to the accrual basis of accounting for revenues. For further details about these effects, please refer to the comprehensive explanation of the transition to IFRS at www.deutschetelekom.com/investor-relations.

Please refer to the notes to the consolidated financial statements as of December 31, 2005 for the accounting policies applied for the Group’s financial reporting.

Changes in the composition of the Group.

In the past year, Deutsche Telekom has acquired interests in various companies that were not, or were only partially, included in the consolidated financial statements as of March 31, 2005, primarily the Telekom Montenegro group. In addition, T-Systems DSS was sold in the second quarter of 2005, meaning it is no longer included in the quarterly financial statements as of March 31, 2006. In the first quarter of 2006, within the Business Customers strategic business area, T-Systems acquired the gedas group, which was fully consolidated for the first time as of March 31, 2006.

Effect of
changes in the
composition of
the Group on
the
consolidated
income
statement for
the first quarter
of 2006

	Broadband/ Fixed Network	Mobile Communications	Business Customers	Total
	millions of €	millions of €	millions of €	millions of €

Net revenue	18	6	(27)	(3)
Cost of sales	(10)	(2)	24	12
Gross profit	8	4	(3)	9
Selling expenses	(2)	(1)	2	(1)
General and administrative expenses	(1)	(1)	(1)	(3)
Other operating income	0	0	4	4
Other operating expenses	(1)	(1)	1	(1)
Profit (loss) from operations	4	1	3	8
Finance costs	0	0	0	0
Interest income	0	0	0	0
Interest expense	0	0	0	0
Share of (profit) loss of associates and joint ventures accounted for using the equity method	0	0	0	0
Other financial income (expense)	0	0	0	0
Profit (loss) from financial activities	0	0	0	0
Profit (loss) before income taxes	4	1	3	8
Income taxes	0	0	0	0
Profit (loss) after income taxes	4	1	3	8
Profit (loss) attributable to minority interests	0	1	0	1
Net profit (loss)	4	0	3	7

Business combinations

Effective March 31, 2006, T-Systems acquired the IT service provider gedas from Volkswagen AG for a purchase price of approximately EUR 0.3 billion. On the basis of a preliminary purchase price allocation, this resulted in goodwill of EUR 0.2 billion. Cash and cash equivalents in the amount of EUR 41 million were acquired in conjunction with the purchase of the gedas group. The gedas group reported a loss of EUR 11 million for the first quarter of 2006 on revenues of EUR 144 million.

	Fair value at date of first-time consolidation	Carrying amounts immediately prior to business combination
	millions of €	millions of €

Current assets	236	236
Non-current assets	199	93
of which: intangible assets	126	20

Current liabilities	283	279
Non-current liabilities	39	6

Selected notes to the consolidated income statement.

Cost of sales

		Q1 2006	Q1 2005	Change	Change	FY 2005
		millions of €	millions of €	millions of €	%	millions of €
	Cost of sales	(7,821)	(7,525)	(296)	(3.9)	(31,862)

The increase in the cost of sales as a whole is proportional to the growth of revenues, with a positive cost trend in the Mobile Communications strategic business area offsetting a slightly less than proportional decrease in costs in the Broadband/Fixed Network strategic business area.

Selling expenses

		Q1 2006	Q1 2005	Change	Change	FY 2005
		millions of €	millions of €	millions of €	%	millions of €
	Selling expenses	(3,774)	(3,435)	(339)	(9.9)	(14,683)

The increase in selling expenses is predominantly attributable to higher commission and marketing expenses in the Broadband/Fixed Network and Mobile Communications strategic business areas. Higher costs at T-Mobile USA were primarily exchange-rate driven.

General and administrative expenses

		Q1 2006	Q1 2005	Change	Change	FY 2005
		millions of €	millions of €	millions of €	%	millions of €
	General and administrative expenses	(1,077)	(1,026)	(51)	(5.0)	(4,210)

Besides Business Customers and Group Headquarters & Shared Services, the increase in general and administrative expenses relates primarily to Mobile Communications. The increase at Mobile Communications is attributable to exchange rates as well as higher personnel costs.

Loss from financial activities

		Q1 2006	Q1 2005	Change	Change	FY 2005
		millions of €	millions of €	millions of €	%	millions of €
	Loss from financial activities	(568)	(715)	147	20.6	(1,410)
	Finance costs	(658)	(707)	49	6.9	(2,401)
	Interest income	73	99	(26)	(26.3)	398
	Interest expense	(731)	(806)	75	9.3	(2,799)
	Share of profit of associates and joint ventures accounted for using the equity method	32	36	(4)	(11.1)	214
	Other financial income (expense)	58	(44)	102	n.a.	777

The favorable development in the loss from financial activities is primarily due to that part of the proceeds from the sale of Celcom (EUR 196 million) from 2003 that was not received until the first quarter of 2006 and is now recognized as other financial income. In addition, finance costs developed favorably due to lower financial liabilities on average as well as a drop in the average level of interest rates.

Other disclosures.

Executive bodies

The following changes occurred in the composition of the Company’s Supervisory Board:

State Secretary Volker Halsch resigned from the Supervisory Board of Deutsche Telekom AG effective January 16, 2006. His successor is Dr. Thomas Mirow, State Secretary in the German Federal Ministry of Finance. Dr. Mirow was appointed as a new member of the Supervisory Board effective January 17, 2006 by order of the Bonn ‘Amtsgericht’ (District Court) dated January 11, 2006. The shareholders’ meeting of Deutsche Telekom AG elected Dr. Mirow as a member of the Supervisory Board on May 3, 2006.

The shareholders’ meeting of Deutsche Telekom AG on May 3, 2006 further resolved as follows:

Ms. Ingrid Matthäus-Maier, member of the Board of Management of KfW Bankengruppe, was elected to the Supervisory Board. Ms. Ingrid Matthäus-Maier succeeds Mr. Hans W. Reich, whose term of office ended at the end of the shareholders’ meeting on May 3, 2006.

Dr. Mathias Döpfner, Chairman of the Board of Management of Axel Springer AG, was elected to the Supervisory Board. Dr. Mathias Döpfner succeeds Prof. Dr. h.c. Dieter Stolte, whose term of office ended at the end of the shareholders’ meeting on May 3, 2006.

Prof. Dr. Wulf von Schimmelmann, Chairman of the Board of Management of Deutsche Postbank AG, was elected to the Supervisory Board. Prof. Dr. Wulf von Schimmelmann succeeds Dr. sc. Dieter Hundt, whose term of office ended at the end of the shareholders’ meeting on May 3, 2006.

Dr. Hubertus von Grünberg, Chairman of the Board of Management of Continental Aktiengesellschaft, was elected for a further term of office on the Supervisory Board.

Mr. Bernhard Walter, former Chairman of the Board of Managing Directors of Dresdner Bank AG, was elected for a further term of office on the Supervisory Board.

Personnel

		Q1 2006	Q1 2005	Change	Change	FY 2005
		millions of €	millions of €	millions of €	%	millions of €
	Personnel costs	(3,439)	(3,342)	(97)	(2.9)	(14,254)

The rise in personnel costs despite an overall decrease in the average number of employees is attributable in particular to collectively agreed increases in wages and salaries and, at T-Mobile USA, to personnel increases and exchange rate effects.

The personnel cost ratio for the first quarter of 2006 was 23.2 percent of revenue, an improvement of 0.2 percentage points year-on-year.

Average number of employees

		Q1 2006	Q1 2005	Change	Change	FY 2005
					%
	Deutsche Telekom Group	243,424	243,967	(543)	(0.2)	244,026
	Non-civil servants	199,203	197,166	2,037	1.0	197,501
	Civil servants	44,221	46,801	(2,580)	(5.5)	46,525

	Trainees and student interns	10,447	10,621	(174)	(1.6)	10,019

Number of employees at balance sheet date

		Mar. 31, 2006	Dec. 31, 2005	Change	Change	Mar. 31, 2005
					%
	Deutsche Telekom Group	248,982	243,695	5,287	2.2	243,784
	Non-civil servants	204,818	197,741	7,077	3.6	197,123
	Civil servants	44,164	45,954	(1,790)	(3.9)	46,661

	Trainees and student interns	10,468	11,481	(1,013)	(8.8)	10,568

	The increase in the number of employees as at March 31, 2006 is mainly attributable to the consolidation of the gedas group for the first time.

Depreciation, amortization and impairment losses

		Q1 2006	Q1 2005	Change	Change	FY 2005
		millions of €	millions of €	millions of €	%	millions of €
	Amortization and impairment of intangible assets	617	613	4	0.7	4,427
	of which: UMTS licenses	222	213	9	4.2	864
	of which: U.S. mobile communications licenses	—	23	(23)	n.a.	30
	of which: goodwill	10	—	10	n.a.	1,920
	Depreciation and impairment of property, plant and equipment	1,953	1,921	32	1.7	8,070
	Total depreciation, amortization and impairment losses	2,570	2,534	36	1.4	12,497

The rise in depreciation, amortization and impairment losses was due primarily to higher depreciation of property, plant and equipment, especially technical equipment and machinery, as a result of additions to assets in the prior year, which resulted in a higher depreciation base, particularly at T-Mobile USA.

Earnings per share

	Basic and diluted earnings per share are calculated as follows:

			Q1 2006	Q1 2005	FY 2005
	Calculation of basic earnings per share
	Net profit	(millions of €)	1,079	984	5,584
	Adjustment for the financing costs of the mandatory convertible bond (after taxes)	(millions of €)	25	25	98
	Adjusted net profit (basic)	(millions of €)	1,104	1,009	5,682

	Number of ordinary shares issued	(millions)	4,198	4,198	4,198
	Treasury shares held by Deutsche Telekom AG	(millions)	(2)	(3)	(2)
	Shares reserved for outstanding options granted to T-Mobile USA and Powertel	(millions)	(23)	(25)	(24)
	Effect from the potential conversion of the mandatory convertible bond	(millions)	163	156	163
	Adjusted weighted average number of ordinary shares outstanding (basic)	(millions)	4,336	4,326	4,335

	Basic earnings per share/ADS	(€)	0.25	0.23	1.31

			Q1 2006	Q1 2005	FY 2005
	Calculation of diluted earnings per share
	Adjusted net profit (basic)	(millions of €)	1,104	1,009	5,682
	Dilutive effects on profit from stock options (after taxes)	(millions of €)	0	0	0
	Net profit (diluted)	(millions of €)	1,104	1,009	5,682

	Adjusted weighted average number of ordinary shares outstanding (basic)	(millions)	4,336	4,326	4,335
	Dilutive potential ordinary shares from stock options and warrants	(millions)	2	5	3
	Weighted average number of ordinary shares outstanding (diluted)	(millions)	4,338	4,331	4,338

	Diluted earnings per share/ADS	(€)	0.25	0.23	1.31

	Selected notes to the consolidated balance sheet.

Cash and cash equivalents

In the reporting period, cash and cash equivalents increased from EUR 5.0 billion to EUR 8.3 billion. In addition to free cash flow, this was generated primarily by the issuance of a bond to a nominal amount of USD 2.5 billion and two medium-term notes for EUR 0.5 billion each.

Detailed information can be found in the consolidated cash flow statement.

Intangible assets and property, plant and equipment

		Mar. 31, 2006	Dec. 31, 2005	Change	Change	Mar. 31, 2005
		millions of €	millions of €	millions of €	%	millions of €
	Intangible assets	51,985	52,675	(690)	(1.3)	53,014
	of which: UMTS licenses	13,318	13,613	(295)	(2.2)	14,246
	of which: U.S. mobile communications licenses	16,677	17,047	(370)	(2.2)	15,378
	of which: goodwill	18,415	18,375	40	0.2	19,903
	Property, plant and equipment	46,837	47,806	(969)	(2.0)	48,203

The decrease in the total value of intangible assets and property, plant and equipment in the first quarter of 2006 is primarily attributable to exchange rate effects totaling EUR 0.9 billion, as well as a volume of amortization, depreciation and impairment losses that exceeded the level of investments.

Additions to assets

	Q1 2006	Q1 2005	Change	Change	FY 2005
	millions of €	millions of €	millions of €	%	millions of €
Additions to assets	2,005	4,138	(2,133)	(51.5)	11,100
Intangible assets	517	1,523	(1,006)	(66.1)	2,828
Property, plant and equipment	1,488	2,615	(1,127)	(43.1)	8,272

Additions to assets in the first quarter of 2006 primarily included goodwill from the acquisition of the gedas group and the roll-out of the high-speed network in the Broadband/Fixed Network strategic business area. The much higher level of investment in the first quarter of the prior year consisted primarily of the goodwill relating to the acquisition of additional shares in T-Online International AG and the purchase of networks in California and Nevada.

Shareholders’ equity

	Mar. 31, 2006	Dec. 31, 2005	Change	Change	Mar. 31, 2005
	millions of €	millions of €	millions of €	%	millions of €
Issued capital	10,747	10,747	0	—	10,747
Capital reserves	49,565	49,561	4	0.01	49,536
Retained earnings including carryforwards	(13,175)	(18,760)	5,585	29.8	(16,171)
Other comprehensive income	(1,639)	(1,055)	(584)	(55.4)	(1,699)
Net profit	1,079	5,584	(4,505)	(80.7)	984
Treasury shares	(5)	(6)	1	16.7	(8)
Equity attributable to equity holders of the parent	46,572	46,071	501	1.1	43,389
Minority interests	3,564	3,511	53	1.5	3,537
Total shareholders’ equity	50,136	49,582	554	1.1	46,926

The increase in shareholders’ equity is attributable in particular to the level of net profit. This was offset by unfavorable exchange rate effects from the translation of foreign Group companies that are recognized in other comprehensive income.

1,881,458 treasury shares were held at March 31, 2006. Treasury shares accounted for 0.04 percent of issued capital.

Stock-based compensation plans.

Deutsche Telekom AG, T-Online International AG, T-Mobile USA, T-Mobile UK and Magyar Telekom all have stock-based compensation plans. The significant stock-based compensation plans are described below.

Stock option plans (SOP).

Deutsche Telekom AG stock option plans

In the 2000 financial year, Deutsche Telekom granted stock options to certain employees for the first time. Since neither of the performance targets was achieved during the term of the 2000 Stock Option Plan, the options granted were forfeited on July 20, 2005 without compensation.

In addition, the shareholders’ meeting in May 2001 approved the introduction of a 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002.

The following table provides an overview of the development of the total stock options held under the 2001 plan:

	SOP 2001
	Stock options	Weighted average exercise price
	thousands	€
Outstanding stock options at Jan. 1, 2006	11,096	24.59
Granted	0	—
Exercised	20	12.36
Forfeited	55	24.35
Outstanding at Mar. 31, 2006	11,021	24.62
Exercisable as of Mar. 31, 2006	11,021	24.62

At the time they were granted, the options under the 2001 and 2002 tranches of the stock option plan were worth EUR 4.87 and EUR 3.79 respectively.

T-Online International AG stock option plans

The extraordinary shareholders’ meeting of T-Online International AG prior to the company’s initial public offering resolved a 2000 Stock Option Plan for the Board of Management, specialists and executives of T-Online and its subsidiaries. Since neither of the performance targets was achieved during the term of the 2000 Stock Option Plan, the options granted were forfeited on July 6, 2005. The 2001 shareholders’ meeting approved a new stock option plan, structured as a premium-priced plan, to enhance the company’s competitiveness.

The following table provides an overview of the development of the total stock options held under the 2001 plan:

	SOP 2001
	Stock options	Weighted average exercise price
	thousands	€
Outstanding stock options at Jan. 1, 2006	3,551	10.30
Granted	0	—
Exercised	0	—
Forfeited	32	10.27
Outstanding at Mar. 31, 2006	3,519	10.31
Exercisable as of Mar. 31, 2006	3,493	10.31

T-Mobile USA (VoiceStream/ Powertel) stock option plan

Before its acquisition on May 31, 2001, VoiceStream (now T-Mobile USA) had granted stock options to its employees. On May 31, 2001, these were converted at a rate of 3.7647 per unvested, outstanding T-Mobile USA option.

At March 31, 2006, 13.1 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan (MISOP), which was changed as a consequence of the acquisition on May 31, 2001. The vesting period and option terms relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to 10 years. The plan has now expired and no more options can be issued.

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353.

In addition, T-Mobile USA issued performance options to certain executives in 2003.

The following table provides an overview of the development of the total stock options issued by T-Mobile USA, including performance options, and Powertel that were combined in 2004:

	Stock options	Weighted average exercise price
	thousands	USD
Outstanding stock options at Jan. 1, 2006	13,848	20.36
Granted	0	—
Exercised	474	9.55
Forfeited	27	32.62
Expired	237	27.75
Outstanding at Mar. 31, 2006	13,110	20.59
Exercisable as of Mar. 31, 2006	12,864	20.73

Magyar Telekom stock option plan

On April 26, 2002, the shareholders’ meeting of Magyar Telekom approved the introduction of a management stock option plan.

On July 1, 2002, Magyar Telekom used its authority under the shareholders’ resolutions adopted in April 2002 to grant these options for the first tranche (exercisable from 2003) and for the second and third tranches (exercisable from 2004 and 2005 respectively).

The following table provides an overview of the development of the total stock options held:

	Stock options	Weighted average exercise price
	thousands	HUF
Outstanding stock options at Jan. 1, 2006	1,929	944
Granted	0	—
Exercised	0	—
Forfeited	46	944
Outstanding at Mar. 31, 2006	1,883	944
Exercisable as of Mar. 31, 2006	1,883	944

Mid-Term Incentive Plan (MTIP).

Deutsche Telekom AG MTIP

In the 2004 financial year, Deutsche Telekom AG introduced its first Mid-Term Incentive Plan (MTIP) to ensure competitive total compensation for members of the Board of Management and senior executives of the Deutsche Telekom Group, and other beneficiaries mainly in the United States and the United Kingdom. The MTIP is a global, Group-wide compensation instrument for Deutsche Telekom AG and other participating Group entities that promotes mid- and long-term value creation in the Group, and therefore combines the interests of management and shareholders. The intention is to launch the plan annually on a revolving basis for five years – with each tranche of the plan to run for three years. A decision will be made each year on whether to re-launch the plan, as well as on the specific terms of the plan, in particular the performance targets. The MTIP 2004 came into effect on January 1, 2004 and will end after the expiration of the three-year term on December 31, 2006. The MTIP 2005 came into effect on January 1, 2005 and will end after the expiration of the three-year term on December 31, 2007.

The MTIP is a cash-based plan. A certain amount is earmarked as an award to the beneficiaries by the respective employer, and this amount is paid out to the beneficiaries at the end of the plan, subject to the achievement of two previously defined performance targets.

The first, absolute performance target is reached if, at the end of the term of the plan, i.e., after three years, Deutsche Telekom’s share price has risen by at least 30 percent since the beginning of the plan.

The second, relative, performance target is achieved if the total return of the T-Share has outperformed the Dow Jones Euro STOXX Total Return Index on a percentage basis during the term of the plan.

If both performance targets are achieved, then the total amount of the award is paid out; if only one performance target is achieved, only 50 percent of the amount is paid out; and if neither performance target is achieved, no payment is made.

T-Mobile USA MTIP	T-Mobile USA’s MTIP is based on the same conditions as Deutsche Telekom AG’s MTIP.

T-Mobile USA LTIP

In addition to the MTIP, T-Mobile USA has established a performance cash plan as a Long-Term Incentive Plan (LTIP) on a revolving basis for the years 2004 through 2006, which is aimed at the top management, from vice presidents upwards. Additional customer growth and profit targets have been agreed for this group of persons.

T-Mobile UK MTIP

T-Mobile UK’s MTIP is also based on the same terms and conditions as Deutsche Telekom AG’s MTIP. In addition to the two performance targets in that plan, however, T-Mobile UK has introduced a third performance target for a defined group of participants, which is based on the cash contribution (EBITDA less investments in intangible assets and property, plant and equipment). The third performance target can only be achieved after the two other performance targets have been achieved.

T-Online International AG MTIP

T-Online’s MTIP is also based on the same conditions as Deutsche Telekom AG’s MTIP, with the exception that performance is measured in terms of the development of T-Online’s shares and the TecDAX share index.

Magyar Telekom MTIP

Magyar Telekom’s MTIP is also based on the same terms and conditions as Deutsche Telekom AG’s MTIP, with the exception that performance is measured in terms of the development of Magyar Telekom’s shares and the Dow Jones EuroSTOXX Total Return Index.

The provision in the amount of EUR 25 million for the MTIPs linked to the development of the T-Share was reversed in the first quarter of 2006 due to a sustained shortfall in the expectations for the performance of the T-Share relative to the defined performance targets. Expenditures for the 2005 and 2006 LTIP at T-Mobile

USA amounted to around EUR 10 million.

Contingencies and other financial obligations

Contingencies and other financial obligations increased slightly by EUR 0.3 billion compared with December 31, 2005 to EUR 34 billion. This increase is mainly as result of the rise in the level of purchase commitments. This was offset by the reduction in purchase commitments for interests in other companies in connection with the acquisition of gedas.

Selected notes to the consolidated cash flow statement.

Net cash from operating activities

In the reporting period, net cash from operating activities totaled EUR 2.8 billion. This represents an increase of EUR 0.6 billion year-on-year that is primarily attributable to positive changes of EUR 0.7 billion in working capital. This is partially offset by increased cash outflows for net interest payments amounting to EUR 0.1 billion.

Net cash used in investing activities

Net cash used in investing activities amounted to EUR 2.2 billion as compared with EUR 5.7 billion in the same period in 2005. The main factors behind this decrease in cash outflows were the lower payments for the acquisition of fully consolidated companies (EUR 1.7 billion) and for investments in intangible assets and property, plant and equipment (EUR 1.0 billion). Higher cash inflows from the disposal of real estate and shareholdings (Celcom) totaling EUR 0.2 billion, and lower cash outflows for short-term investing activities amounting to EUR 0.7 billion also had a positive impact.

Net cash from/used in financing activities	Net cash from financing activities increased by EUR 1.0 billion year-on-year in the reporting period mainly as a result of the reduced repayment of financial liabilities.

Segment reporting.

The following tables give an overall summary of Deutsche Telekom’s segments for the full 2005 financial year as well as for the first quarter of both 2006 and 2005. In addition to the details of the segments, there is also a reconciliation line.

Segment information for the 2005 financial year

FY 2005	Net revenue	Inter- segment revenue	Total revenue	EBIT (profit (loss) from operations)	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Group	59,604	—	59,604	7,622	214	(10,291)	(2,206)
Mobile Communications	28,531	921	29,452	3,005	133	(4,745)	(1,951)
Broadband/Fixed Network	21,731	4,304	26,035	5,142	53	(4,026)	(8)
Business Customers	9,058	3,792	12,850	409	3	(885)	(11)
Group Headquarters & Shared Services	284	3,221	3,505	(840)	(1)	(695)	(233)
Reconciliation	—	(12,238)	(12,238)	(94)	26	60	(3)

Segment information in the quarters

Q1 2006 Q1 2005	Net revenue	Inter- segment revenue	Total revenue	EBIT (profit (loss) from operations)	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Group	14,842	—	14,842	2,318	32	(2,551)	(19)
	14,288	—	14,288	2,287	36	(2,486)	(48)
Mobile Communications	7,405	170	7,575	1,055	28	(1,222)	(3)
	6,531	215	6,746	966	30	(1,112)	(24)
Broadband/Fixed Network	5,207	949	6,156	1,262	3	(959)	(10)
	5,458	1,097	6,555	1,434	3	(1,010)	0
Business Customers	2,152	859	3,011	99	1	(214)	0
	2,234	872	3,106	174	1	(217)	0
Group Headquarters & Shared Services	78	793	871	(94)	0	(168)	(6)
	65	788	853	(267)	0	(161)	(23)
Reconciliation	—	(2,771)	(2,771)	(4)	0	12	0
	—	(2,972)	(2,972)	(20)	2	14	(1)

Bonn, May 11, 2006

Deutsche Telekom AG Board of Management

Kai-Uwe Ricke	Dr. Karl-Gerhard Eick	Dr. Heinz Klinkhammer

René Obermann	Lothar Pauly	Walter Raizner

Deutsche Telekom Investor Relations calendar.

Financial calendar

Dates(a)

	May 11, 2006	Report on the first quarter of 2006, Deutsche Telekom
	August 10, 2006	Report on the first half of 2006, Deutsche Telekom
	November 9, 2006	Report on the first three quarters of 2006, Deutsche Telekom

	March 1, 2007	Press conference on the 2006 financial year and conference call
	March 1, 2007	Publication of the 2006 Annual Report
	May 3, 2007	Shareholders’ meeting of Deutsche Telekom AG
	May 10, 2007	Report on the first quarter of 2007, Deutsche Telekom
	August 9, 2007	Report on the first half of 2007, Deutsche Telekom
	November 8, 2007	Report on the first three quarters of 2007, Deutsche Telekom

(a) Dates not yet finalized.

Further dates are published on the Internet at www.deutschetelekom.com.

Disclaimer.

This Report (particularly the chapter titled “Outlook”) contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the company’s Form 20-F report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations, Deutsche Telekom may choose to undertake (including but not limited to the planned merger with T-Online that, for the purpose of Deutsche Telekom’s forward-looking statements, it is assumed will become effective in 2006, but which is subject to uncertainties). In addition, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a general matter, Deutsche Telekom does not predict the net effect of future special factors because of their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can be significant to the company’s results. Among the adjustments to be made in determining adjusted EBITDA in 2006 and 2007 will be the costs of the Group’s workforce adjustment initiative, which Deutsche Telekom estimates will result in costs and charges of approximately EUR 3.3 billion over the next three years.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents so-called non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net income, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” of this Report, which is also posted on Deutsche Telekom’s Investor Relations website at www.deutschetelekom.com.

Contacts.

Deutsche Telekom AG Zentralbereich Konzernkommunikation Postfach 20 00, D-53105 Bonn
Phone Fax	+49 (0) 228 181 49 49 +49 (0) 228 181 9 40 04

This Group Report can be downloaded
from the Investor Relations site
on the Internet at:
www.deutschetelekom.com

For further information on
the strategic business areas please refer to:
www.t-mobile-international.com
www.t-com.de
www.t-online.net
www.t-systems.com

Investor Relations, Bonn office
Phone Fax	+49 (0) 228 181 8 88 80 +49 (0) 228 181 8 88 99
E-mail:	investor.relations@telekom.de

Investor Relations, New York office
Phone Phone Fax	+1 212 424 2926 1 877 DT SHARE (toll-free) +1 212 424 2986
E-mail:	investor.relations@usa.telekom.de

This Group Report for the first quarter of 2006
is also available in German.

The German print version of this
Group Report is legally binding.

This Group Report is a publication
of Deutsche Telekom AG, Investor Relations.

KNr. 642 100 105 – German
KNr. 642 100 106 – English

Printed on chlorine-free bleached paper using mineral oil-free inks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Guido Kerkhoff
Name: Guido Kerkhoff
Title: Senior Executive Vice President
Chief Accounting Officer

Date: May 12, 2006